CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
6.375% Senior Notes due 2025	$280,000,000	$32,452
Guarantees of 6.375% Senior Notes due 2025(2)	—	—

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended (the “Securities Act”).
(2)	Pursuant to Rule 457(n) of the Securities Act, no separate registration fee is payable for the guarantees.

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-210785

PROSPECTUS SUPPLEMENT

(To Prospectus dated March 16, 2017)

AK Steel Corporation

$280,000,000

6.375% Senior Notes due 2025

AK Steel Corporation (“AK Steel”) is offering $280.0 million principal amount of 6.375% Senior Notes due 2025. The notes will bear interest at a rate of 6.375% per year, payable semiannually in arrears on April 15 and October 15 of each year, beginning on October 15, 2017. The notes will mature on October 15, 2025 and will be fully and unconditionally guaranteed by the direct parent of AK Steel, AK Steel Holding Corporation (“AK Holding”), and AK Tube LLC, AK Steel Properties, Inc. and Mountain State Carbon, LLC, three wholly-owned subsidiaries of AK Steel (AK Holding and the Subsidiary Guarantors are collectively the “Guarantors”).

Prior to October 15, 2020, the notes will be redeemable at a price equal to 100% plus a make-whole premium, plus accrued and unpaid interest. The notes will be redeemable on or after October 15, 2020 at the redemption prices specified under “Description of Notes—Optional Redemption”, plus accrued and unpaid interest. In addition, we may redeem up to 35% of the notes before October 15, 2020 with the net cash proceeds from certain public offerings of AK Holding’s common stock at a redemption price of 106.375% plus accrued and unpaid interest.

If AK Steel experiences certain kinds of changes of control, it must offer to purchase the notes. If a change of control repurchase event occurs, subject to certain conditions, AK Steel must give holders of the notes an opportunity to sell to AK Steel the notes at a purchase price of 101% of the principal amount of the notes, plus accrued and unpaid interest to the date of the purchase. See “Description of Notes—Change of Control”.

The notes will be AK Steel’s senior unsecured obligations and will rank senior in right of payment to any of its indebtedness that is expressly subordinated in right of payment to the notes; equal in right of payment to any of its indebtedness that is not so subordinated; effectively junior in right of payment to any of its secured indebtedness to the extent of the value of the assets securing such indebtedness; and structurally junior to all indebtedness and other liabilities (including accounts payable) of its subsidiaries that do not guarantee the notes.

Concurrently with this offering, AK Steel launched a cash tender offer (the “Cash Tender Offer”) for any and all of its currently outstanding 8.375% senior notes due 2022 (the “existing 2022 Notes”). AK Steel is offering to purchase the existing 2022 Notes at a purchase price of $1,046.70 for each $1,000 principal amount of existing 2022 Notes validly tendered and accepted by us on or before the Cash Tender Offer expiration time. AK Steel intends to use the net proceeds from this offering, together with cash on hand and/or borrowings from its revolving credit facility (the “Credit Facility”), to pay the consideration for the Cash Tender Offer plus accrued and unpaid interest. The Cash Tender Offer is not being made pursuant to this prospectus supplement or the accompanying prospectus. AK Steel intends to use the remaining proceeds not applied in the Cash Tender Offer, if any, together with cash on hand and/or borrowings from its Credit Facility, to redeem any of the existing 2022 Notes that remain outstanding after the consummation of the Cash Tender Offer in accordance with the terms of the indenture governing the existing 2022 Notes. The closing of the Cash Tender Offer is contingent upon the closing of this offering, but the closing of this offering is not conditioned upon consummation of the Cash Tender Offer.

We do not intend to apply to list the notes on any securities exchange or any automated dealer quotation system.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page S-12 of this prospectus supplement and under the caption “Item 1A.—Risk Factors” in AK Holding’s Annual Report on Form 10-K for the year ended December 31, 2016.

	Per Note	Total
Public offering price(1)	100.000%	$280,000,000
Underwriting discounts and commissions	1.50%	$4,200,000
Proceeds, before expenses, to us	98.50%	$275,800,000

(1) Plus accrued interest, if any, from August 9, 2017.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We expect that delivery of the notes will be made to investors in book-entry form through The Depository Trust Company on or about August 9, 2017.

Wells Fargo Securities	Deutsche Bank Securities	Goldman Sachs & Co. LLC

BofA Merrill Lynch	Barclays	BMO Capital Markets

Citigroup	Credit Suisse	KeyBanc Capital Markets

Co-Managers
Citizens Capital Markets PNC Capital Markets LLC	Fifth Third Securities Regions Securities LLC	ING US Bancorp

August 2, 2017

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ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into the prospectus. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering.

If the description of this offering or the notes varies between this prospectus supplement and the accompanying prospectus, you should rely on the information contained in or incorporated by reference into this prospectus supplement. You should also read and consider the additional information under the captions “Where You Can Find More Information” and “Incorporation by Reference” in this prospectus supplement.

The underwriters are offering to sell, and are seeking offers to buy, the notes only in jurisdictions where offers and sales are permitted. The distribution of this prospectus supplement and the accompanying prospectus and the offering of the notes in certain jurisdictions may be restricted by law. Persons outside the United States who come into possession of this prospectus supplement and the accompanying prospectus must inform themselves about and observe any restrictions relating to the offering of the notes and the distribution of this prospectus supplement and the accompanying prospectus outside the United States. This prospectus supplement and the accompanying prospectus do not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this prospectus supplement and the accompanying prospectus by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. We have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus supplement or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.

Unless otherwise stated, or the context otherwise requires, references in this prospectus supplement to “we,” “us,” “our” and “the Company” are to AK Steel Holding Corporation (“AK Holding”) and its consolidated subsidiaries, including AK Steel Corporation (“AK Steel”).

FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this prospectus supplement and the documents that are incorporated by reference herein that are based on our management’s beliefs and assumptions and on information available to our management at the time such statements were made. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, potential growth opportunities, potential operating performance improvements, the effects of competition and the effects of future legislation or regulations. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “plan,” “intend,” “anticipate,” “estimate,” “predict,” “potential,” “continue,” “may,” “should” or the negative of these terms or similar expressions.

Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in our forward-looking statements. You should not rely on any forward-looking statements. Factors that could cause our actual results to differ materially from the results contemplated by such forward-looking statements include:

•	reduced selling prices, shipments and profits associated with a highly competitive and cyclical industry;

•	domestic and global steel overcapacity;

S-ii

•	changes in the cost of raw materials and energy;

•	our significant amount of debt and other obligations;

•	severe financial hardship or bankruptcy of one or more of our major customers or key suppliers;

•	our significant proportion of sales to the automotive market;

•	reduced demand in key product markets due to competition from aluminum and other alternatives to steel;

•	excess inventory of raw materials;

•	supply chain disruptions or poor quality of raw materials;

•	production disruption or reduced production levels;

•	our healthcare and pension obligations;

•	not reaching new labor agreements on a timely basis;

•	major litigation, arbitrations, environmental issues and other contingencies;

•	regulatory compliance and changes;

•	climate change and greenhouse gas emission limitations;

•	conditions in the financial, credit, capital and banking markets;

•	our use of derivative contracts to hedge commodity pricing volatility;

•	potential permanent idling of facilities;

•	inability to fully realize benefits of margin enhancement initiatives;

•	information technology security threats and cybercrime;

•	failure to consummate, or timely consummate, the Precision Acquisition (as later defined); and

•	failure to achieve expected benefits of the Precision Acquisition and/or to integrate Precision Partners (as later defined) successfully following completion of the transaction.

The risk factors discussed under “Risk Factors” in this prospectus supplement and under similar headings in our Quarterly Reports on Form 10-Q and Annual Report on Form 10-K, as well as the other risks and uncertainties described in the other documents incorporated by reference into this prospectus supplement and the accompanying prospectus, could cause our results to differ materially from those expressed in forward-looking statements. There may be other risks and uncertainties that we are unable to predict at this time or that we currently do not expect to have a material adverse effect on our business. We expressly disclaim any obligation to update our forward-looking statements other than as required by law.

S-iii

SUMMARY

This summary does not include all information you should consider before investing in the notes offered hereby. For a more complete understanding of our business and the notes, we urge you to carefully read this prospectus supplement, the accompanying prospectus and the information incorporated by reference herein and therein in its entirety, including the sections entitled “Risk Factors,” “Forward-Looking Statements” and the financial statements and the related notes incorporated by reference herein.

Business Overview

Our primary operations include eight steelmaking and finishing plants, two coke plants, a metallurgical coal production facility, and two tube manufacturing plants across six states—Indiana, Kentucky, Michigan, Ohio, Pennsylvania and West Virginia—and a tube manufacturing plant in Mexico. These operations produce flat-rolled carbon steels, including premium quality coated, cold-rolled and hot-rolled carbon steel products, and specialty stainless and electrical steels that we sell in sheet and strip form, as well as carbon and stainless steel that we manufacture into welded steel tubing. We sell these products to our customers in three primary markets: (i) automotive; (ii) infrastructure and manufacturing; and (iii) distributors and converters markets. We sell carbon steel products principally to North American customers and electrical and stainless steel products both domestically and internationally. We also produce carbon and stainless steel that we manufacture into welded steel tubing used in the automotive, large truck, industrial and construction markets. In addition, we operate Mexican and European trading companies that buy and sell steel and steel products and other materials.

We sell flat-rolled carbon steel products, consisting of premium-quality coated, cold-rolled, and hot-rolled carbon steel products, primarily to automotive manufacturers and their suppliers, as well as to customers in the infrastructure and manufacturing market. The infrastructure and manufacturing market primarily includes electrical transmission, heating, ventilation and air conditioning equipment, and appliances. We also sell carbon steel products to distributors, service centers and converters, who may further process these products before reselling them. We sell our stainless steel products to manufacturers and their suppliers in the automotive industry, to manufacturers of food handling, chemical processing, pollution control, medical and health equipment, and to distributors and service centers. We sell our electrical steel products in the infrastructure and manufacturing market, primarily to manufacturers of power transmission and distribution transformers, both for new and replacement installation. We also sell electrical steel products to manufacturers of electrical motors and generators. We sell our carbon steel products principally to customers in the United States. We sell our electrical and stainless steel products both domestically and internationally. Our customer base is geographically diverse and there is no single country outside the United States where our sales are material compared to our total net sales.

For the twelve months ended June 30, 2017, we shipped approximately 5.8 million tons of steel products, and generated revenue of approximately $5.96 billion, net income attributable to AK Holding of $112.2 million and adjusted EBITDA of $606.4 million.

For the six months ended June 30, 2017, we shipped approximately 3.0 million tons of steel products, and generated revenue of approximately $3.09 billion, net income attributable to AK Holding of $123.7 million and adjusted EBITDA of $284.9 million (See “Summary Historical Financial and Operating Data” for a reconciliation of adjusted EBITDA to net income).

For additional information, including information with respect to our customers, markets, properties and raw material needs, please refer to AK Holding’s Annual Report on Form 10-K for the year ended December 31, 2016 and subsequently filed Quarterly Reports on Form 10-Q, which are incorporated by reference herein.

Recent Developments

Effective June 30, 2017, AK Steel entered into an Agreement and Plan of Merger pursuant to which AK Steel will acquire Precision Partners Holding Company (“Precision Partners”), a leading North American company that provides engineering, tooling, die design and hot and cold stamped steel components for the automotive market (the “Precision Acquisition”) for a purchase price of $360 million in cash, subject to certain adjustments. We intend to initially fund the Precision Acquisition with borrowings under the Credit Facility. We have received all required regulatory approvals in connection with the Precision Acquisition and expect to close in early August 2017. As part of our commitment to prudently manage our balance sheet and maintain current credit metrics, we intend to ultimately finance the Precision Acquisition with a combination of borrowings under our Credit Facility and proceeds from the sale of equity securities, depending on capital market conditions.

Additional Information

AK Holding and AK Steel are incorporated under the laws of the State of Delaware. Our principal executive offices are located at 9227 Centre Pointe Drive, West Chester, Ohio 45069, and our telephone number at that address is (513) 425-5000. Our internet address is www.aksteel.com. Other than any documents expressly incorporated by reference, the information on our website and any other website that is referred to in this prospectus supplement is not part of this prospectus supplement.

THE OFFERING

Issuer	AK Steel Corporation, a Delaware corporation.

Notes Offered	$280.0 million aggregate principal amount of 6.375% Senior Notes due 2025.

Maturity Date	October 15, 2025.

Interest	6.375% per year. Interest will accrue from the issue date and will be payable semiannually in arrears on April 15 and October 15 each year, beginning on October 15, 2017.

Guarantee	The notes will be fully and unconditionally guaranteed on a senior unsecured basis by AK Holding, the direct parent of AK Steel, and AK Tube LLC (“AK Tube”), AK Steel Properties, Inc. (“AK Steel Properties”) and Mountain State Carbon, LLC (“MSC” and together with AK Tube and AK Steel Properties, the “Subsidiary Guarantors”), three wholly-owned subsidiaries of AK Steel. AK Holding and the Subsidiaries are collectively referred to herein as the “Guarantors.”

Optional Redemption	AK Steel may redeem all or any portion of the notes prior to October 15, 2020 at a redemption price equal to 100% of the principal amount of the notes plus a “make-whole” premium, plus accrued and unpaid interest to the redemption date. AK Steel may redeem all or any portion of the notes beginning on October 15, 2020 at the redemption prices set forth in “Description of Notes—Optional Redemption,” plus accrued and unpaid interest to the redemption date.

In addition, before October 15, 2020, AK Steel may redeem up to 35% of the aggregate principal amount of notes originally issued (calculated after giving effect to any additional notes) with the proceeds of certain public offerings of our common stock at 106.375% of their principal amount plus accrued and unpaid interest. AK Steel may make such redemption only if, after any such redemption, at least 65% of the aggregate principal amount of notes originally issued remains outstanding.

Change of Control	If a change of control repurchase event occurs, subject to certain conditions, AK Steel must give holders of the notes an opportunity to sell to AK Steel the notes at a purchase price of 101% of the principal amount of the notes, plus accrued and unpaid interest to the date of the purchase. See “Description of Notes—Change of Control.” AK Steel may not have sufficient funds available at the time of any change of control to make any required debt repayment (including repurchases of the notes). See “Risk Factors—Risks Relating to the Notes and this Offering—Risks associated with change of control provisions in the indenture governing the notes and in our Credit Facility.”

Ranking	The notes will be our senior unsecured obligations and will rank:

•	senior in right of payment to any of AK Steel’s indebtedness that is expressly subordinated in right of payment to the notes

•	equal in right of payment to any of AK Steel’s indebtedness that is not so subordinated;

•	effectively junior in right of payment to any of AK Steel’s secured indebtedness to the extent of the value of the assets securing such indebtedness; and

•	structurally junior to all indebtedness and other liabilities (including accounts payable) of our subsidiaries that do not guarantee the notes.

Each of the guarantees will be the respective Guarantor’s senior unsecured obligations and will rank:

•	senior in right of payment to any of such Guarantor’s indebtedness that is expressly subordinated in right of payment to the notes;

•	equal in right of payment to any of such Guarantor’s indebtedness that is not so subordinated

•	effectively junior in right of payment to any of such Guarantor’s secured indebtedness to the extent of the value of the assets securing such indebtedness; and

•	structurally junior to all indebtedness and other liabilities (including accounts payable) of such Guarantor’s subsidiaries that do not guarantee the notes.

As of June 30, 2017, on an adjusted basis giving effect to this offering and the repayment of the validly tendered existing 2022 Notes (and not giving effect to the Precision Acquisition and any indebtedness we expect to incur, including borrowings under the Credit Facility, in connection with financing such acquisition):

•	we had no outstanding debt and $70.5 million of outstanding letters of credit under our Credit Facility;

•	we had $380.0 million of senior secured debt secured by first priority liens on the plant, property and equipment of AK Steel and the Subsidiary Guarantors (other than certain excluded property, and subject to permitted liens) and proceeds thereof;

•	we had $1,309.5 million of unsecured senior debt; and

•	our non-guarantor subsidiaries had $38.7 million of indebtedness and other liabilities (including accounts payable, but excluding intercompany obligations and liabilities of a type not required to be reflected on a balance sheet of such subsidiaries in accordance with GAAP) to which the notes would have been structurally subordinated.

Certain Covenants	AK Steel will issue the notes under the indenture, which will, among other things, limit AK Steel’s ability and the ability of its subsidiaries to:

•	create liens on its and their assets;

•	incur subsidiary debt;

•	engage in sale/leaseback transactions; and

•	engage in a consolidation, merger or sale of assets.

The indenture will also restrict the activities of AK Holding. These covenants are subject to important exceptions and qualifications, which are described under the caption “Description of Notes— Certain Covenants.”

Use of Proceeds	We estimate that the net proceeds from the issuance and sale of the notes will be approximately $275.8 million after deducting the underwriting discounts and commissions. AK Steel intends to use the net proceeds from this offering, together with cash on hand and/or borrowings under our Credit Facility, to pay the consideration for the Cash Tender Offer and accrued and unpaid interest and estimated offering expenses payable by us. AK Steel intends to use the remaining proceeds not applied in the Cash Tender Offer, if any, together with cash on hand and/or borrowings under our Credit Facility, to redeem any of the existing 2022 Notes that remain outstanding after consummation of the Cash Tender Offer in accordance with the terms of the indenture governing the existing 2022 Notes. The closing of the Cash Tender Offer is contingent upon the closing of this offering, but the closing of this offering is not conditioned upon consummation of the Cash Tender Offer. See “Use of Proceeds” and “Capitalization.”

Material U.S. Federal Income Tax Considerations for Non-U.S. Holders	For the U.S. federal income tax consequences of the holding and disposition of the notes, see “Material U.S. Federal Income Tax Considerations for Non-U.S. Holders.”

Risk Factors	Investing in the notes involves risks. You should carefully consider the risk factors set forth under “Risk Factors” in this prospectus supplement and under similar headings in AK Holding’s Annual Report on Form 10-K for the year ended December 31, 2016 and Quarterly Reports on Form 10-Q for each of the quarters ended March 31, 2017 and June 30, 2017, as well as the other risks and uncertainties described in the other documents incorporated by reference in this prospectus supplement and the accompanying prospectus, prior to making an investment in the notes.

SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA

The following summary historical consolidated financial data as of June 30, 2017 and for the six months ended June 30, 2017 and 2016 has been derived from our unaudited condensed consolidated financial statements, and the summary historical consolidated financial data as of December 31, 2016 and 2015 and for each of the years in the three-year period ended December 31, 2016 has been derived from our audited consolidated financial statements, and all such financial statements are incorporated by reference in this prospectus supplement. The summary historical consolidated financial data as of June 30, 2016 has been derived from our unaudited condensed consolidated financial statements and our summary historical consolidated balance sheet data as of December 31, 2014 has been derived from our audited consolidated financial statements, which are not included or incorporated by reference in this prospectus supplement.

This information is only a summary. You should read the data set forth in the table below in conjunction with our unaudited condensed consolidated financial statements and the accompanying notes as of and for the six months ended June 30, 2017 and 2016 and our audited consolidated financial statements and the accompanying notes as of December 31, 2016 and 2015 and for each of the years in the three-year period ended December 31, 2016, which are incorporated by reference herein, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” set forth in our Annual Report on Form 10-K for the year ended December 31, 2016 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2017, each of which is incorporated by reference in this prospectus supplement.

The following information (other than balance sheet data) for the twelve months ended June 30, 2017 was derived by adding our results for the six months ended June 30, 2017 to our results for the year ended December 31, 2016, and then deducting from it our results for the six months ended June 30, 2016.

	Year Ended December 31,			Six Months Ended June 30,		Twelve Months Ended June 30,
	2014	2015	2016	2016	2017	2017
				(unaudited)	(unaudited)	(unaudited)
(dollars in millions, except per share and per ton data)
Net sales	$6,505.7	$6,692.9	$5,882.5	$3,011.0	$3,090.6	$5,962.1
Cost of products sold (exclusive of items shown separately below)	6,007.7	6,032.0	5,064.7	2,690.5	2,654.5	5,028.7
Selling and administrative expenses (exclusive of items shown separately below)	247.2	261.9	277.2	125.7	136.3	287.8
Depreciation	201.9	216.0	216.6	108.0	110.2	218.8
Pension and OPEB expense (income) (exclusive of corridor and settlement charge shown below)	(92.5)	(63.0)	(43.8)	(23.8)	(32.4)	(52.4)
Pension and OPEB net corridor charge	2.0	131.2	43.1	—	—	43.1
Pension settlement charge	—	—	25.0	—	—	25.0
Charges for termination of pellet agreement and related transportation costs	—	—	69.5	—	—	69.5
Charge for facility idling	—	28.1	—	—	—	—

Total operating costs	6,366.3	6,606.2	5,652.3	2,900.4	2,868.6	5,620.5

	Year Ended December 31,			Six Months Ended June 30,		Twelve Months Ended June 30,
	2014	2015	2016	2016	2017	2017
				(unaudited)	(unaudited)	(unaudited)
(dollars in millions, except per share and per ton data)
Operating profit	139.4	86.7	230.2	110.6	222.0	341.6
Interest expense	144.7	173.0	163.9	84.2	77.6	157.3
Impairment of Magnetation investment	—	(256.3)	—	—	—	—
Impairment of AFSG investment	—	(41.6)	—	—	—	—
Other income (expense)	(21.1)	1.4	(4.9)	1.4	(11.4)	(17.7)

Income (loss) before income taxes	(26.4)	(382.8)	61.4	27.8	133.0	166.6
Income tax expense (benefit)	7.7	63.4	3.2	(10.5)	(22.1)	(8.4)

Net income (loss)	(34.1)	(446.2)	58.2	38.3	155.1	175.0
Less: Net income attributable to noncontrolling interests	62.8	62.8	66.0	34.6	31.4	62.8

Net income (loss) attributable to AK Holding	$(96.9)	$(509.0)	$(7.8)	$3.7	$123.7	$112.2

Net income (loss) per share attributable to AK Holding’s common stockholders:
Basic	$(0.65)	$(2.86)	$(0.03)	$0.02	$0.39	$0.39

Diluted	$(0.65)	$(2.86)	$(0.03)	$0.02	$0.38	$0.38

Cash flow data:
Capital investments	$(81.1)	$(99.0)	$(127.6)	$(53.9)	$(52.1)	$(125.8)
Net cash flows from operating activities	(322.8)	200.3	304.6	273.0	203.2	234.8
Net cash flows from investing activities	(857.8)	(47.5)	(125.3)	(187.2)	(49.2)	12.7
Net cash flows from financing activities	1,205.5	(166.4)	(62.7)	(86.2)	(190.9)	(167.4)
Balance sheet data (as of period end):
Cash and cash equivalents	$70.2	$56.6	$173.2	$56.2	$136.3	$136.3
Working capital	832.8	763.6	958.4	665.0	927.4	927.4
Total assets	4,828.0	4,084.4	4,036.0	3,918.3	4,005.6	4,005.6
Long-term debt	2,422.0	2,354.1	1,816.6	2,078.1	1,689.7	1,689.7
Current portion of pension and postretirement benefit obligations	55.6	77.7	41.3	77.6	41.3	41.3
Pension and other postretirement benefit obligations (excluding current portion)	1,225.3	1,146.9	1,093.7	1,122.5	1,057.1	1,057.1
Total equity (deficit)	(77.0)	(595.6)	90.7	(300.6)	185.6	185.6
Other data (unaudited):
Amortization(1)	$9.1	$8.4	$4.8	$3.1	$4.8	$6.5
Adjusted EBITDA(2)	$280.2	$393.4	$501.9	$180.4	$284.9	$606.4
Total shipments (in thousands of tons)	6,132.7	7,089.2	6,051.8	3,213.7	2,952.1	5,790.2
Average selling price per ton	$1,058	$942	$969	$935	$1,040	$1,024

(1)	Amortization excludes amounts that are included in interest expense.

(2)

In certain of our disclosures in this prospectus supplement, we have presented adjusted EBITDA that excludes the effects of noncontrolling interests, pension and other postretirement employee benefit (“OPEB”) net corridor and settlement charges, charges for the termination of a pellet offtake agreement and related transportation costs, impairment charges for our investments in Magnetation LLC (“Magnetation”) and AFSG Holdings, Inc. (“AFSG”), charges for temporarily idling facilities and acquisition-related expenses of Dearborn.

EBITDA is an acronym for earnings before interest, taxes, depreciation and amortization. It is a metric that is sometimes used to compare the results of different companies by removing the effects of different factors that might otherwise make comparisons inaccurate or inappropriate. For purposes of this prospectus supplement, we have made adjustments to EBITDA to also exclude the effect of noncontrolling interests, pension and OPEB net corridor and settlement charges, charges for the termination of a pellet offtake agreement and related transportation costs, impairment charges for our investments in Magnetation and AFSG, charges for temporarily idling facilities and the acquisition-related expenses of Dearborn. The adjusted results, although not financial measures under generally accepted accounting principles in the United States (“GAAP”) and not identically applied by other companies, facilitate the ability to analyze our financial results in relation to those of our competitors and to our prior financial performance by excluding items that otherwise would distort the comparison. Adjusted EBITDA is not, however, intended as an alternative measure of operating results or cash flow from operations as determined in accordance with GAAP and is not necessarily comparable to similarly titled measures used by other companies.

We recognize in our results of operations, as a corridor adjustment, any unrecognized actuarial net gains or losses that exceed 10% of the larger of projected benefit obligations or plan assets. Amounts inside this 10% corridor are amortized over the plan participants’ life expectancy. The need for a corridor charge is considered at any remeasurement date, but has generally only been recorded in the fourth quarter at the time of the annual remeasurement. After excluding the corridor charge, the remaining pension and OPEB expenses included in the non-GAAP measure are comparable to the accounting for pension and OPEB expenses on a GAAP basis in the first three quarters of the year and we believe this is useful to investors in analyzing our results on a quarter-to-quarter basis, as well as analyzing our results on a year-to-year basis. As a result of the corridor method of accounting, our subsequent financial results on both a GAAP and a non-GAAP basis do not contain any amortization of prior period actuarial gains or losses that exceeded the corridor threshold because those amounts were immediately recognized as a corridor adjustment in the period incurred. Actuarial net gains and losses occur when actual experience differs from any of the many assumptions used to value the benefit plans, or when the assumptions change, as they may each year when we perform a valuation. The two most significant of those assumptions are the discount rate we use to value projected plan obligations and the rate of return on plan assets. In addition, changes in other actuarial assumptions and the degree by which the unrealized gains or losses are within the corridor threshold before remeasurement will affect the corridor adjustment calculation. The effect of prevailing interest rates on the discount rate as of a measurement date and actual return on plan assets compared to the expected return will have a significant impact on our liability, corridor adjustment and following year’s expense for these benefit plans.

For example, actuarial assumptions we made to remeasure the funded status of our pension and OPEB obligations in the fourth quarter of 2016 affected actuarial losses and the related pension and OPEB net corridor charge. The net corridor charge reflected (i) a decrease in the discount rate assumption used to determine pension liabilities from 4.15% at December 31, 2015 to 3.35% at the October 2016 remeasurement (an actuarial loss of approximately $221.1 million), partially offset by (ii) gains from changes in pension and OPEB mortality assumptions, lower claims costs and other demographic factors (netting to a gain of approximately $76.4 million) and (iii) the net effect of the difference between the expected annualized return on assets of 7.25% ($129.4 million) and the actual annualized return on assets of 12.7% as of the October 2016 remeasurement ($228.8 million) (netting to a gain of $99.4 million). We believe that the corridor method of accounting for pension and OPEB obligations is rarely used by other publicly traded companies. However, because other companies use different approaches to recognize actuarial gains and losses, our resulting pension and OPEB expense on a GAAP basis or a non-GAAP basis may not be comparable to other companies’ pension and OPEB expense on a GAAP basis. Although the net corridor charge reduces reported operating and net income, it does not affect our cash flows in the current period. However, we expect to ultimately settle the pension and OPEB obligations in cash.

We believe that the above non-GAAP measures, when analyzed in conjunction with our GAAP results and the accompanying reconciliations, provide additional insight into the financial trends of our business versus the GAAP results alone. You should not rely on adjusted EBITDA as a substitute for any GAAP financial measure and we encourage you to review the following reconciliation of net income (loss) attributable to AK Holding to adjusted EBITDA.

	Year Ended December 31,			Six Months Ended June 30,		Twelve Months Ended June 30,
	2014	2015	2016	2016	2017	2017
				(unaudited)	(unaudited)	(unaudited)
(dollars in millions)
Net income (loss) attributable to AK Holding	$(96.9)	$(509.0)	$(7.8)	$3.7	$123.7	$112.2
Net income (loss) attributable to noncontrolling interests	62.8	62.8	66.0	34.6	31.4	62.8
Income tax expense (benefit)	7.7	63.4	3.2	(10.5)	(22.1)	(8.4)
Interest expense	144.7	173.0	163.9	84.2	77.6	157.3
Interest income	(0.7)	(1.3)	(1.6)	(0.9)	(0.8)	(1.5)
Depreciation	201.9	216.0	216.6	108.0	110.2	218.8
Amortization	9.1	8.4	4.8	3.1	4.8	6.5

EBITDA	328.6	13.3	445.1	222.2	324.8	547.7
Less: EBITDA of noncontrolling interests(a)	77.2	77.1	80.8	41.8	39.9	78.9
Pension and OPEB net corridor charge/settlement loss	5.5	131.2	68.1	—	—	68.1
Charges for termination of pellet agreement and related transportation costs	—	—	69.5	—	—	69.5
Impairment of Magnetation investment	—	256.3	—	—	—	—
Impairment of AFSG investment	—	41.6	—	—	—	—
Charge for facility idling	—	28.1	—	—	—	—
Acquisition-related expenses	23.3	—	—	—	—	—

Adjusted EBITDA(b)	$280.2	$393.4	$501.9	$180.4	$284.9	$606.4

(a)	The reconciliation of EBITDA of noncontrolling interests to net income attributable to noncontrolling interests is as follows:

	Year Ended December 31,			Six Months Ended June 30,		Twelve Months Ended June 30,
	2014	2015	2016	2016	2017	2017
				(unaudited)	(unaudited)	(unaudited)
	(dollars in millions)
Net income attributable to noncontrolling interests	$62.8	$62.8	$66.0	$34.6	$31.4	$62.8
Depreciation	14.4	14.3	14.8	7.2	8.5	16.1

EBITDA of noncontrolling interests	$77.2	$77.1	$80.8	$41.8	$39.9	$78.9

(b)

Included in adjusted EBITDA for the year ended December 31, 2016, the six months ended June 30, 2017 and twelve months ended June 30, 2017, was $45.6 million, $7.9 million and $53.5 million of unrealized gains on iron ore derivatives which no longer qualify for hedge accounting. See Note 17 to the consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2016 for additional information.

RISK FACTORS

An investment in the notes offered hereby involves significant risks. Prior to making a decision about investing in the notes, and in consultation with your own financial and legal advisors, you should carefully consider, among other matters, the following risk factors, as well as those contained in our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, as well as other risks and uncertainties described in the other documents incorporated by reference in this prospectus supplement and the accompanying prospectus.

Risks Relating to the Notes and This Offering

•	Risks associated with our outstanding indebtedness and other obligations. As of June 30, 2017, on an as-adjusted basis to give effect to this offering and the application of proceeds therefrom, including the Cash Tender Offer (and assuming 100% of the existing 2022 Notes are tendered pursuant to the Cash Tender Offer, at or prior to the expiration date), but not giving effect to the Precision Acquisition and any indebtedness we expect to incur, including borrowings under the Credit Facility, in connection with financing such acquisition, we would have had outstanding $1,741.8 million of indebtedness (reflecting the principal amount and excluding unamortized discount and debt issuance costs), which includes $280.0 million of indebtedness from the new notes offered hereby and $1,336.2 million of other indebtedness, comprised of the 5.00% Exchangeable Notes due 2019 (the “Exchangeable Notes”), the 7.625% Senior Notes due October 2021 (the “2021 Notes”), the 7.50% Senior Secured Notes due July 2023 (the “Secured Notes”), the 7.00% Senior Notes due 2027 (the “2027 Notes”) and $125.6 million of tax-exempt and other financing obligations, all of which is indebtedness of AK Steel. As of June 30, 2017, on an “as-adjusted” basis to give effect to this offering, the concurrent Cash Tender Offer and the application of the proceeds but not giving effect to the Precision Acquisition and any indebtedness we expect to incur, including borrowings under the Credit Facility, in connection with financing such acquisition, our non-guarantor subsidiaries would have had $38.7 million of indebtedness and other liabilities (including accounts payable, but excluding intercompany obligations and liabilities of a type not required to be reflected on a balance sheet of such subsidiaries in accordance with GAAP) to which the notes would have been structurally subordinated.

Further, as of June 30, 2017, we had $1,098.4 million of pension and other postretirement benefit obligations. At June 30, 2017, without giving effect to the Precision Acquisition (including debt incurred in connection therewith), this offering and the application of proceeds therefrom, we had no outstanding borrowings and $70.5 million of outstanding letters of credit under our Credit Facility, resulting in remaining availability of $1,265.2 million (subject to customary borrowing conditions, including a borrowing base). At June 30, 2017, after giving effect to this offering and the application of proceeds therefrom, including the Cash Tender Offer (and assuming 100% of the existing 2022 Notes are tendered pursuant to the Cash Tender Offer, at or prior to the expiration date), we would have had no outstanding borrowings and $70.5 million of outstanding letters of credit under our Credit Facility, resulting in remaining availability of $1,265.2 million (subject to customary borrowing conditions, including a borrowing base).

The amount of our indebtedness and other financial obligations could have important consequences to you as a holder of the notes. For example, it could:

•	increase our vulnerability to general adverse economic and industry conditions;

•	require a substantial portion of our cash flows to be dedicated to debt service payments, reducing the amount of cash flows available for other purposes, such as working capital, capital expenditures, acquisitions, joint ventures or general corporate purposes;

•	limit our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, joint ventures, general corporate purposes or other purposes;

•	limit our planning flexibility for, or ability to react to, changes in our business and the industry; and

•	place us at a competitive disadvantage with competitors who may have less indebtedness and other obligations or greater access to financing.

Our Credit Facility and other indebtedness include certain covenants that restrict us. In addition, our Credit Facility requires us to maintain compliance with a fixed charge coverage ratio if our level of availability under the Credit Facility falls below a threshold level. If we fail to make any required payment under our Credit Facility or other indebtedness or to comply with any of the financial or operating covenants included in such indebtedness, we would be in default. Holders of such indebtedness could then vote to accelerate the maturity of the indebtedness. Other creditors might then accelerate other indebtedness. If holders of indebtedness accelerate the maturity of that indebtedness, we cannot assure you that we will have sufficient assets to satisfy our obligations under that indebtedness and our other indebtedness, including the notes.

Our indebtedness under our Credit Facility bears interest at rates that fluctuate with changes in certain prevailing interest rates (although, subject to certain conditions, such rates may be fixed for certain periods). If interest rates increase substantially, we may be unable to meet our debt service obligations under our Credit Facility and other indebtedness.

Additionally, from time to time, we may opportunistically refinance additional existing indebtedness with the proceeds of future debt or equity offerings.

•	Risks associated with our and our subsidiaries’ ability to incur substantially more debt, which could further exacerbate the risks associated with our substantial leverage. The terms of our Credit Facility and other indebtedness, including the notes, will not fully prohibit us or our subsidiaries from incurring substantial additional indebtedness in the future. Moreover, our subsidiaries may incur indebtedness or other liabilities, which in the case of our non-guarantor subsidiaries would effectively be senior to the notes. If new debt or other liabilities are added to our and our subsidiaries’ current levels of indebtedness, the related risks that we and they now face could intensify.

•	Risks associated with the limited covenants in the indenture governing the notes. The indenture governing the notes contains limited covenants, including those restricting our ability and our subsidiaries’ ability to create certain liens, incur certain debt and enter into certain sale and leaseback transactions. The limitation on liens, limitation on subsidiary debt and limitation on sale and leaseback covenants contain exceptions that will allow us and our subsidiaries to incur liens with respect to material assets. See “Description of Notes—Certain Covenants.” In light of these exceptions, holders of the notes may be structurally or contractually subordinated to new lenders.

•

Our subsidiaries, other than AK Tube, AK Steel Properties and MSC, do not guarantee the notes, which may adversely affect our ability to repay the notes and result in the notes’ structural subordination to our non-guarantor subsidiaries’ liabilities. The notes are not guaranteed by any of our subsidiaries, other than AK Tube, AK Steel Properties and MSC. A portion of our consolidated assets is held by our non-guarantor subsidiaries. Accordingly, our ability to service our debt, including the notes, depends in part on the results of operations of our non-guarantor subsidiaries and upon the ability of such non-guarantor subsidiaries to provide us with cash, whether in the form of dividends, loans or otherwise, to pay amounts due on our obligations, including the notes. Our non-guarantor subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to make payments on the notes or to make any funds available for that purpose. In addition, dividends, loans or other distributions to us from such subsidiaries may be subject to contractual and other restrictions and are subject to other business considerations.

In the event of a bankruptcy, liquidation or reorganization of our non-guarantor subsidiaries, holders of their indebtedness and their trade creditors will generally be entitled to payment of their claims from the assets of those non-guarantor subsidiaries before any assets are made available for distribution to us. In the event of bankruptcy or liquidation, none of the assets of our consolidated variable interest entities would be available for distributions to us. AK Steel’s non-guarantor subsidiaries and consolidated variable interest entities generated approximately 6.1% of our consolidated revenues for the six months ended June 30, 2017. As of June 30, 2017, our non-guarantor subsidiaries and consolidated variable interest entities had $38.7 million of indebtedness and other liabilities (including accounts payable, but excluding intercompany obligations and liabilities of a type not required to be reflected on a balance sheet of such subsidiaries in accordance with GAAP) to which the notes would have been structurally subordinated.

•	Risk of our cash flows proving inadequate to service our debt and provide for our other obligations, which may require us to refinance all or a portion of our existing debt or future debt at terms unfavorable to us. Our ability to make payments on and refinance our indebtedness, including our Credit Facility and the notes, and other financial obligations, and to fund our capital expenditures, joint ventures and acquisitions will depend on our ability to generate substantial operating cash flow. This will depend on our future performance, which will be subject to prevailing economic conditions and to financial, business and other factors beyond our control. Our Credit Facility, the Exchangeable Notes, the 2021 Notes, the Secured Notes and $69.3 million of industrial revenue bonds and other financing obligations have earlier maturity dates than the notes offered hereby, and we will be required to repay or refinance such indebtedness prior to when the notes come due. If our cash flows were to prove inadequate to meet our debt service and other obligations in the future, we may be required to refinance all or a portion of our existing or future debt, including the notes, on or before maturity, to sell assets or to obtain additional financing. We cannot assure you that we will be able to refinance any of our indebtedness, including our Credit Facility, the Exchangeable Notes, the 2021 Notes, the Secured Notes, our industrial revenue bonds and other financing obligations or the notes, sell any such assets or obtain additional financing on commercially reasonable terms or at all.

•

Risks associated with change of control provisions in the indenture governing the notes and in our Credit Facility. The indentures governing the notes, the Exchangeable Notes, the 2021 Notes, the existing 2022 Notes, the 2027 Notes and the Secured Notes require that, upon the occurrence of a “change of control repurchase event,” as such term is defined in the indenture, we must make an offer to repurchase the notes, the Exchangeable Notes, the 2021 Notes, the existing 2022 Notes, the 2027 Notes and the Secured Notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase. Further, upon the occurrence of a fundamental change, as defined in the indenture governing the Exchangeable Notes (which, for example, would include various transactions pursuant to which AK Holding would undergo a change of control), holders may require AK Steel to repurchase the Exchangeable Notes in whole or in part for cash at a price equal to par plus any accrued and unpaid interest. In addition, upon the occurrence of a “make-whole fundamental change,” as defined in the indenture governing the Exchangeable Notes, prior to the maturity date, in addition to requiring AK Steel to repurchase the Exchangeable Notes in whole or in part for cash at a price equal to par plus any accrued and unpaid interest, the exchange rate will be increased in certain circumstances for a holder who elects to exchange its Exchangeable Notes in connection with such event. Certain events involving a change of control will result in an event of default under our Credit Facility and may result in an event of default under other indebtedness that we may incur in the future. An event of default under our Credit Facility or other indebtedness could result in an acceleration of such indebtedness. See “Description of Notes—Change of Control.” The acceleration of indebtedness and our inability to repurchase all the tendered notes could constitute events of default under the indenture governing the notes. No assurance can be given that we will have sufficient funds to repay any debt which is accelerated or any notes which are tendered as a result of a change of control.

•	You may not be able to determine when a change of control has occurred and may not be able to require us to purchase notes as a result thereof. The definition of change of control includes a phrase relating to the sale, lease or transfer of “all or substantially all” of our assets. There is no precisely established definition of the phrase “substantially all” under applicable law. Accordingly, your ability to require us to repurchase your notes as a result of a sale, lease or transfer of less than all of our assets to another individual, group or entity may be uncertain.

In addition, a Delaware Chancery Court decision found that incumbent directors are permitted to approve as a continuing director any person, including one nominated by a dissident stockholder and not recommended by the board, as long as the approval is granted in good faith and in accordance with the board’s fiduciary duties. Accordingly, you may not be able to require us to purchase your notes as a result of a change in the composition of the directors on our board unless a court were to find that such approval was not granted in good faith or violated the board’s fiduciary duties. The court also observed that certain provisions in indentures, such as continuing director provisions, could function to entrench an incumbent board of directors and could raise enforcement concerns if adopted in violation of a board’s fiduciary duties. If such a provision were found unenforceable, you would not be able to require us to purchase your notes upon a change of control resulting from a change in the composition of our board. See “Description of Notes—Change of Control.”

•	Risks associated with changes in our credit ratings or the debt markets on the market price of the notes. The price for the notes will depend on a number of factors, including:

•	our credit rating with credit rating agencies;

•	the prevailing interest rates being paid by other companies similar to us,

•	the market price of AK Holding’s common shares;

•	the market price of our other notes;

•	our financial condition, operating performance and future prospects; and

•	the overall condition of the financial markets and global and domestic economies.

The condition of the financial markets and prevailing interest rate have fluctuated in the past and are likely to fluctuate in the future. Such fluctuations could have an adverse effect on the price of the notes. In addition, credit rating agencies continually review their ratings for companies that they follow, including us. The credit rating agencies also evaluate the industries in which we operate as a whole and may change their credit rating for us based on their overall view of such industries. A negative change in our rating could have an adverse effect on the price of the notes.

•	The notes are effectively subordinated to our secured debt. The notes will rank senior in right of payment to any of our indebtedness that is expressly subordinated in right of payment to the notes;

equal in right of payment to any of our liabilities that are not so subordinated; and effectively junior in right of payment to any of our secured indebtedness to the extent of the value of the assets securing such indebtedness. In the event of our bankruptcy, liquidation, reorganization or other winding up, our assets that secure debt ranking senior in right of payment to the notes will be available to pay obligations on the notes only after the secured debt has been repaid in full from these assets. There may not be sufficient assets remaining to pay amounts due on any or all of the notes then outstanding. The indenture governing the notes does not prohibit us from incurring additional senior debt and permits us to incur additional secured debt subject to limitations, nor does it prohibit any of our subsidiaries from incurring additional liabilities.

•	A public trading market for the notes may not be maintained. We cannot provide you with any assurances regarding your ability to sell your notes or the price at which you may be able to sell your notes. The notes may trade at prices that may be higher or lower than the initial offering price depending on many factors, including prevailing interest rates, our results of operations and financial condition, political and economic developments and the market for similar securities. The notes will not be listed on a national securities exchange. Certain of the underwriters currently make a market in the existing notes and have informed us that they intend to make a market in the notes. However, they are not obligated to do so and may discontinue market-making activities at any time without notice. We cannot assure you that a liquid market for the notes will continue or be maintained.

For risks related to our business, please see Item 1A to our Annual Report on Form 10-K for the year ended December 31, 2016 and our Quarterly Reports on Form 10-Q incorporated by reference herein.

USE OF PROCEEDS

We estimate that the net proceeds from the issuance and sale of the notes will be approximately $275.8 million after deducting the underwriters’ discounts and commissions. AK Steel intends to use the net proceeds from this offering, together with cash on hand and/or borrowings under our Credit Facility, to pay the consideration for the Cash Tender Offer and accrued and unpaid interest and estimated offering expenses payable by us. AK Steel intends to use the remaining proceeds not applied in the Cash Tender Offer, if any, together with cash on hand and/or borrowings under our Credit Facility, to redeem any of the existing 2022 Notes that remain outstanding after the consummation of the Cash Tender Offer in accordance with the terms of the indenture governing the existing 2022 Notes. The closing of the Cash Tender Offer is contingent upon the closing of this offering, but the closing of this offering is not conditioned upon consummation of the Cash Tender Offer. The existing 2022 Notes have an interest rate of 8.375% and mature in April 2022. See “Capitalization.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2017:

•	on an actual basis;

•	on an as-adjusted basis to give effect to this offering and the application of the net proceeds therefrom as described under “Use of Proceeds” and assumes 100% of the existing 2022 Notes are tendered pursuant to the Cash Tender Offer, on or prior to the expiration date.

This capitalization table does not give effect to the Precision Acquisition and any indebtedness we will incur, which initially is expected to include borrowings under the Credit Facility, in connection with financing such acquisition.

	As of June 30, 2017
	Actual	As Adjusted
(dollars in millions unless otherwise indicated)
Cash and cash equivalents(1)	$136.3	$118.4

Long-term debt:
Credit Facility(2)	$—	$—
7.50% Senior Secured Notes due July 2023	380.0	380.0
5.00% Exchangeable Senior Notes due November 2019 (effective rate of 10.8%)	150.0	150.0
7.625% Senior Notes due October 2021	406.2	406.2
8.375% Senior Notes due April 2022	279.8	—
7.00% Senior Notes due March 2027	400.0	400.0
Notes offered hereby	—	280.0
Industrial Revenue Bonds due 2020 through 2028	99.3	99.3
Research and Innovation Center capital lease	26.3	26.3
Unamortized debt discount/premium and debt issuance costs	(51.9)	(64.8)

Total debt	$1,689.7	$1,677.0

Equity:
Preferred stock, authorized 25,000,000 shares	$—	$—
Common stock, authorized 450,000,000 shares of $.01 par value each (issued 315,712,590 shares on an actual basis; outstanding 314,817,492 shares on an actual basis)	3.2	3.2
Additional paid-in capital	2,882.6	2,882.6
Treasury stock, common shares at cost, 895,098 shares	(5.4)	(5.4)
Accumulated deficit	(2,941.1)	(2,946.3)
Accumulated other comprehensive loss	(106.1)	(106.1)

Total AK Holding stockholders’ equity (deficit)	(166.8)	(172.0)
Noncontrolling interests	352.4	352.4

Total equity	185.6	180.4

Total capitalization	$1,875.3	$1,857.4

(1)	Includes cash and cash equivalents of approximately $3.0 million related to variable interest entities, for their operation or for distribution to their equity owners. As of July 28, 2017, AK Steel’s cash and cash equivalents were approximately $116.0 million.

(2)	As of July 28, 2017, AK Steel had no borrowings outstanding under the Credit Facility. We may use borrowings under the Credit Facility to pay the consideration for the Cash Tender Offer and accrued and unpaid interest and to redeem any of the existing 2022 Notes that remain outstanding after consummation of the Cash Tender Offer. AK Steel anticipates initially funding the $360.0 million acquisition of Precision Partners with borrowings under its Credit Facility.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth information regarding our ratio of earnings to fixed charges for the historical periods shown. For purposes of determining the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes with applicable adjustments. Fixed charges consist of capitalized interest credit, interest factor in rent expense and other interest and fixed charges.

	Six Months Ended June 30, 2017	Year Ended December 31,
		2016	2015	2014	2013	2012
Ratio of earnings to fixed charges	2.2	NM	NM	NM	NM	NM

For the years ended December 31, 2016, 2015, 2014, 2013 and 2012, earnings were less than fixed charges by $6.3 million, $420.3 million, $74.1 million, $39.9 million and $252.1 million, respectively.

DESCRIPTION OF OTHER INDEBTEDNESS

The following is a summary, believed to be accurate, of the terms we consider material of the documents governing our material indebtedness, but reference is made to the actual documents governing such indebtedness, which have been filed with the SEC. All such summaries are qualified in their entirety by this reference. Additionally, capitalized terms used in this “Description of Other Indebtedness” section but not otherwise defined, herein are as defined in the relevant document referenced. You should review such documents for a complete understanding of their terms and conditions. See “Where You Can Find More Information” and “Incorporation By Reference.”

AK Steel’s Credit Facility

AK Steel is the borrower under a $1.5 billion asset-based revolving credit facility with a group of lenders (the “Credit Facility”) that expires in March 2019 and is guaranteed by AK Steel’s direct parent company, AK Holding, and by AK Steel’s direct or indirect subsidiaries, AK Tube, AK Steel Properties and MSC. The Credit Facility consists of a $1.435 billion asset-based revolving credit facility (the “Tranche A Facility”) and a $65.0 million “first-in, last-out” asset-based revolving credit facility (the “Tranche B Facility”), which Credit Facility is provided pursuant to that certain Amended and Restated Loan and Security Agreement, dated as of March 17, 2014 (as amended by that certain First Amendment to Amended and Restated Loan and Security Agreement, dated as of September 16, 2014, and that certain Second Amendment to Amended and Restated Loan and Security Agreement, dated as of July 27, 2016, collectively, the “Credit Agreement”). The Tranche A Facility includes a $100 million swingline subfacility and a $400 million letter of credit subfacility. The Tranche B Facility allows AK Steel to maximize its eligible collateral at higher advance rates. The commitments under the Credit Facility may be increased by up to $200 million at AK Steel’s request, subject to the terms and conditions set forth in the Credit Agreement. The Credit Facility contains affirmative and negative covenants including, without limitation, restrictions on, among other things, distributions and dividends, acquisitions and investments, indebtedness, liens and affiliate transactions. Availability is calculated as the lesser of the total commitments under the Credit Facility and eligible collateral after advance rates, less outstanding revolver borrowings and letters of credit.

The obligations under the Credit Facility are secured by the inventory and accounts receivable of AK Steel, AK Tube and MSC, and availability under the Credit Facility fluctuates monthly based on the varying levels of eligible collateral. The Credit Facility requires maintenance of a minimum fixed charge coverage ratio of 1.00 to 1.00 at any time that an event of default exists or during any period commencing on the day that availability under the Credit Facility is less than the greater of 10.0% of the aggregate amount of commitments or $150.0 million and continuing until availability under the Credit Facility has been greater than the greater of 10.0% of the aggregate amount of commitments or $150.0 million for the preceding 30 consecutive days.

Borrowings under the Credit Facility bear interest at the Base Rate (as defined below) or, at AK Steel’s option, LIBOR (as defined below), plus an additional interest rate margin that is determined by the average daily availability of borrowings under the Credit Facility. The additional interest rate margin for borrowings under the Tranche A Facility ranges from 0.50% to 1.00% per annum in the case of Base Rate borrowings and from 1.50% to 2.00% per annum in the case of LIBOR borrowings. For borrowings under the Tranche B Facility, the additional interest rate margin ranges from 1.75% to 2.25% per annum in the case of Base Rate borrowings and from 2.75% to 3.25% per annum in the case of LIBOR borrowings. In addition, AK Steel pays a commitment fee on the undrawn commitments under the Credit Facility from time to time according to the average daily balance of borrowings (which balance also includes outstanding letters of credit) under the Credit Facility during any month. This commitment fee on undrawn commitments applies at a rate of 0.375% per annum. AK Steel uses the Credit Facility for working capital and other general corporate purposes and does not expect the Credit Facility’s restrictions to affect or limit its ability to conduct its business in the ordinary course. “Base Rate” means, for any day, a per annum rate equal to the greater of (a) the prime rate for such day; (b) the federal funds rate for such day, plus 0.50%; or (c) LIBOR for a 30-day interest period as determined on such day, plus 1.0%. “LIBOR” means, for any interest period, the per annum rate of interest determined two business days prior to commencement of such interest period, for a term equivalent to such interest period, equal to the London Interbank Offered Rate, or comparable or successor rate, as published on the applicable Reuters screen page (or other equivalent commercially available source); provided that if LIBOR shall be less than zero, such rate shall be deemed to be zero. If the Board of Governors of the Federal Reserve System imposes a reserve percentage with respect to LIBOR deposits, then LIBOR shall be the foregoing rate, divided by 1 minus the reserve percentage.

Senior Secured Notes

In June 2016, as part of a transaction to refinance all of AK Steel’s 8.75% Senior Secured Notes due 2018 (the “Old Notes”) through a tender offer, AK Steel sold $380.0 million aggregate principal amount of 7.50% Senior Secured Notes due July 2023, which generated net proceeds of $373.4 million after the underwriting discount. AK Steel used a portion of the net proceeds to pay the tender price for its Old Notes. The Secured Notes are fully and unconditionally, jointly and severally, guaranteed by AK Holding, AK Steel’s direct parent, and by AK Tube, AK Steel Properties, and MSC, the “Subsidiary Guarantors”. The Secured Notes are secured by first priority liens on the plant, property and equipment (other than certain excluded property, and subject to permitted liens) of AK Steel and the Subsidiary Guarantors and any proceeds of the foregoing. The book value of such collateral as of June 30, 2017 was approximately $1.5 billion.

The issuance of the Secured Notes was part of a transaction to refinance the Old Notes and to replace them with the Secured Notes. In conjunction with the issuance of the Secured Notes, AK Steel repurchased $251.7 million of Old Notes through a cash tender offer (the “2018 Notes Tender Offer”) at a tender price equal to 104.750% of principal plus accrued and unpaid interest. In July 2016, AK Steel redeemed all of the Old Notes that remained outstanding following the 2018 Notes Tender Offer at a redemption price of 104.375% plus accrued and unpaid interest.

The indenture governing the Secured Notes (the “Secured Notes Indenture”) includes covenants with customary restrictions on (a) the incurrence of additional debt by certain AK Steel subsidiaries, (b) the incurrence of certain liens by AK Steel and AK Holding’s other subsidiaries, (c) the incurrence of sale/leaseback transactions, (d) the use of proceeds from the sale of collateral, and (e) the ability of AK Holding and AK Steel to merge or consolidate with other entities or to sell, lease or transfer all or substantially all of AK Holding’s and AK Steel’s assets to another entity. The Secured Notes Indenture also contains customary events of default. Prior to July 15, 2019, AK Steel may redeem the Secured Notes at a price equal to par plus a make-whole premium together with all accrued and unpaid interest to the date of redemption. Subsequent to that date, they are redeemable at 103.750% until July 15, 2020, 101.875% thereafter until July 15, 2021 and 100.000% thereafter, together with all accrued and unpaid interest to the date of redemption. The Secured Notes Indenture also provides that upon a change of control, as defined in the Secured Notes Indenture, AK Steel is required to make an offer to purchase such notes at a price equal to 101% of the principal amount of the notes on the date of purchase, plus accrued and unpaid interest.

Senior Unsecured Notes

Exchangeable Notes

AK Steel has outstanding $150.0 million aggregate principal amount of 5.00% Exchangeable Senior Notes due November 2019 (the “Exchangeable Notes”). AK Steel may not redeem the Exchangeable Notes prior to their maturity date. The indenture governing the Exchangeable Notes (the “Exchangeable Notes Indenture”) provides noteholders with an exchange right at their option before August 15, 2019, if the closing price of our common stock is greater than or equal to $7.02 per share (130% of the exchange price of the Exchangeable Notes) for at least 20 trading days during the last 30 consecutive trading days of a calendar quarter.

After August 15, 2019, holders may exchange their Exchangeable Notes at any time. Upon exchange, AK Steel will be obligated to (i) pay an amount in cash equal to the aggregate principal amount of the Exchangeable Notes to be exchanged and (ii) pay cash, deliver shares of our common stock or a combination thereof, at AK Steel’s election, for the remainder, if any, of the exchange obligation in excess of the aggregate principal amount of the Exchangeable Notes being exchanged. Holders may exchange their Exchangeable Notes into shares of our common stock at their option at an initial exchange rate of 185.1852 shares of our common stock per $1,000 principal amount of Exchangeable Notes. The initial exchange rate is equivalent to a conversion price of approximately $5.40 per share of common stock, which equates to 27.8 million shares to be used to determine the aggregate equity consideration to be delivered upon exchange, subject to adjustment for certain dilutive effects from potential future events. Holders may exchange their Exchangeable Notes prior to August 15, 2019 only under certain circumstances.

The Exchangeable Notes Indenture does not contain any financial or operating covenants or restrictions on the payments of dividends, the incurrence of indebtedness or the issuance or repurchase of securities by us or any of our subsidiaries. If we undergo a fundamental change, as defined in the Exchangeable Notes Indenture (which, for example, would include various transactions pursuant to which the we would undergo a change of control), holders may require AK Steel to repurchase the Exchangeable Notes, in whole or in part, for cash at a price equal to par plus any accrued and unpaid interest. In addition, in the event we undergo a “make whole fundamental change,” as defined in the Exchangeable Notes Indenture, prior to the maturity date, in addition to requiring AK Steel to repurchase the Exchangeable Notes in whole or in part for cash at a price equal to par plus any accrued and unpaid interest, the exchange rate will be increased in certain circumstances for a holder who elects to exchange its notes in connection with such event.

Based on the initial exchange rate, the Exchangeable Notes are exchangeable into a maximum of 37.5 million shares of our common stock. However, such maximum amount of shares would be exchanged only if, as a result of the occurrence of a “make whole fundamental change” described above, AK Steel elects to satisfy the higher exchange rate by delivering to the holders shares of our common stock in consideration therefor.

Other Senior Unsecured Notes

In March 2017, AK Steel issued $400.0 million aggregate principal amount of 7.00% Senior Unsecured Notes due March 2027 (the “2027 Notes”) and generated net proceeds of $394.0 million after the underwriting discount. The 2027 Notes are fully and unconditionally guaranteed by AK Holding and by the Subsidiary Guarantors. We used a portion of the net proceeds to pay the cash tender offer of our 7.625% Senior Unsecured Notes due May 2020 (the “2020 Notes”), as further discussed below. Similar to our other senior unsecured notes, the indenture governing the 2027 Notes includes covenants with customary restrictions on (a) the incurrence of additional debt by certain subsidiaries, (b) the incurrence of certain liens, (c) the incurrence of sale/leaseback transactions, and (d) our ability to merge or consolidate with other entities or to sell, lease or transfer all or substantially all of our assets to another entity. The 2027 Notes also contain customary events of default. Before March 15, 2022, we may redeem the 2027 Notes at a price equal to par plus a make-whole premium and all accrued and unpaid interest to the date of redemption. After that date, we may redeem them at 103.500% until March 15, 2023, 102.333% thereafter until March 15, 2024, 101.167% thereafter until March 15, 2025, and 100.000% thereafter, together with all accrued and unpaid interest to the date of redemption.

Concurrently with the issuance of the 2027 Notes, we repurchased $361.3 million of 2020 Notes through a cash tender offer (the “2020 Notes Tender Offer”) at a tender price equal to 102.125% of principal plus accrued and unpaid interest. We also issued a notice of redemption providing that, as of May 15, 2017, we would redeem all 2020 Notes that were not tendered and remained outstanding following the 2020 Notes Tender Offer at a redemption price of 101.271% plus accrued and unpaid interest (the “2020 Notes Redemption”). We completed the 2020 Notes Redemption in May 2017.

AK Steel has outstanding $406.2 million aggregate principal amount of 7.625% Senior Notes due October 2021 (the “2021 Notes”). Before October 1, 2017, AK Steel may redeem the 2021 Notes at a price equal to par plus a make-whole premium and all accrued and unpaid interest to the date of redemption. After that date, the 2021 Notes are redeemable at 103.813% until October 1, 2018, 101.906% thereafter until October 1, 2019, and 100.0% thereafter, together with all accrued and unpaid interest to the date of redemption.

AK Steel has outstanding $279.8 million aggregate principal amount of 8.375% Senior Notes due April 2022 (the “existing 2022 Notes” or the “2022 Notes”). AK Steel may redeem the 2022 Notes at 104.188% until April 1, 2018, together with all accrued and unpaid interest to the date of redemption. Subsequent to that date, they are redeemable at 102.792% thereafter until April 1, 2019, 101.396% thereafter until April 1, 2020, and 100.0% thereafter, together with all accrued and unpaid interest to the date of redemption.

Concurrently with this offering, AK Steel launched a Cash Tender Offer for any and all of its currently outstanding existing 2022 Notes. AK Steel is offering to repurchase the existing 2022 Notes at a purchase price of $1,046.70 for each $1,000 principal amount of existing 2022 Notes validly tendered and accepted by us on or before the Cash Tender Offer expiration time. AK Steel intends to use the net proceeds from this offering, together with cash on hand and/or borrowings under our Credit Facility, to pay the consideration for the Cash Tender Offer plus accrued and unpaid interest. AK Steel intends to use the remaining proceeds not applied in the Cash Tender Offer, if any, together with cash on hand and/or borrowings under our Credit Facility, to redeem any of the existing 2022 Notes that remain outstanding after the consummation of the Cash Tender Offer in accordance with the terms of the indenture governing the existing 2022 Notes. The closing of the Cash Tender Offer is contingent upon the closing of this offering, but the closing of this offering is not conditioned upon consummation of the Cash Tender Offer.

The Exchangeable Notes, the 2021 Notes, the 2022 Notes, the 2027 Notes and the unsecured IRBs discussed below (collectively, the “Senior Unsecured Notes”) are equal in right of payment. AK Holding and the Subsidiary Guarantors (other than with respect to the Exchangeable Notes) fully and unconditionally, jointly and severally, guarantee the payment of interest, principal and premium, if any, on the Senior Unsecured Notes. The indentures governing the 2021 Notes, the 2022 Notes, the 2027 Notes and the IRBs include covenants with customary restrictions on (a) the incurrence of additional debt by certain AK Steel subsidiaries, (b) the incurrence of liens by AK Steel and AK Holding’s other subsidiaries, (c) the amount of sale/leaseback transactions and (d) the ability of AK Holding and AK Steel to merge or consolidate with other entities or to sell, lease or transfer all or substantially all of AK Holding’s and AK Steel’s assets to another entity. The indentures governing the 2021 Notes, the 2022 Notes and the 2027 Notes provide that upon a change of control repurchase event, as defined in such indentures, and subject to certain conditions, AK Steel is required to make an offer to purchase such notes at a price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest to the date of the purchase. The indentures governing the Senior Unsecured Notes also contain customary events of default. The Senior Unsecured Notes rank junior in priority to the Secured Notes to the extent of the value of the assets securing the Secured Notes.

Industrial Revenue Bonds

AK Steel has outstanding $73.3 million aggregate principal amount of fixed-rate tax-exempt industrial revenue bonds (the “IRBs”) consisting of: (i) $36.0 million aggregate principal amount of 6.75% tax-exempt IRBs due June 2024, issued by the Ohio Air Quality Development Authority (the “OAQDA”); (ii) $30.0 million aggregate principal amount of 7.0% tax-exempt IRBs due June 2028, issued by the City of Rockport, Indiana (the “City of Rockport”); and (iii) $7.3 million aggregate principal amount of 6.25% tax-exempt IRBs due June 2020, issued by the Butler County Industrial Development Authority in Butler County, Pennsylvania (the “BCIDA”, and collectively with the OAQDA and the City of Rockport, the “Tax-Exempt Issuers”). The weighted-average fixed interest rate of the IRBs is 6.8%. The IRBs are unsecured senior debt obligations of AK Steel that are equal in ranking with the Senior Unsecured Notes.

The IRBs were issued by the Tax-Exempt Issuers, who loaned the net proceeds of the respective issuances to us pursuant to the terms of loan agreements between us and each of the Tax-Exempt Issuers (the “Loan Agreements”). The Loan Agreements include covenants with customary restrictions on (a) the incurrence of additional debt by certain AK Steel subsidiaries, (b) the incurrence of liens, (c) the amount of sale/leaseback transactions and (d) the ability of AK Holding and AK Steel to merge or consolidate with other entities or to sell, lease or transfer all or substantially all of AK Holding’s and AK Steel’s assets to another entity. The Loan Agreements also contain customary events of default. In addition, the IRBs are subject to special mandatory redemption, at any time, at 100% of the principal amount plus accrued interest thereon, in the event that a final determination is made that interest payments on the IRBs are not excludable from holders’ gross income for federal income tax purposes. AK Holdings and the Subsidiary Guarantors guarantee AK Steel’s obligations in connection with the IRBs.

In addition, AK Steel has outstanding $26.0 million aggregate principal amount of variable-rate taxable industrial revenue bonds due June 2024, issued by the OAQDA, that are backed by letters of credit.

DESCRIPTION OF NOTES

AK Steel will issue the notes under an indenture, dated as of May 11, 2010, among AK Steel, as issuer, AK Holding, as guarantor, and U.S. Bank National Association, as trustee (the “Trustee”), as heretofore supplemented, and as to be further supplemented by an eighth supplemental indenture, to be dated as of August 9, 2017, among AK Steel, as the issuer, AK Holding, AK Tube LLC, a Delaware limited liability company (“AK Tube”), AK Steel Properties, Inc., a Delaware corporation (“AK Steel Properties”), and Mountain State Carbon, LLC, a Delaware limited liability company (“MSC”, and together with AK Tube and AK Steel Properties the “Subsidiary Guarantors”), as guarantors, and the Trustee. We refer to the indenture, as so supplemented, as the Indenture. Debt that remains outstanding that AK Steel previously issued under the Indenture includes original issue amounts of $300.0 million aggregate principal amount of its 8.375% Senior Notes due 2022 on March 22, 2012 (which we intend to repay in full with the proceeds of this offering, cash on hand and/or borrowings under our Credit Facility as described in “Use of Proceeds”), $150.0 million aggregate principal amount of its 5.00% Exchangeable Senior Notes due 2019 on November 20, 2012, $430.0 million aggregate principal amount of its 7.625% Senior Notes due 2021 on September 16, 2014 and $400 million aggregate principal amount of its 7.00% Senior Notes due 2027 on March 23, 2017. The terms of the notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended.

The following is a summary of the material provisions of the Indenture insofar as relevant to the notes but such summary does not restate the Indenture in its entirety. You can find the definitions of certain capitalized terms used in the following summary under the subheading “Definitions.” We urge you to read the Indenture because it, and not this description, defines your rights as holders of the notes. A copy of the Indenture (including the supplemental indentures) have been filed as exhibits to current reports on Form 8-K and quarterly reports on Form 10-Q, and is incorporated by reference herein.

For purposes of this “Description of Notes,” the terms “AK Steel,” “we,” “us” and “our” mean AK Steel Corporation and its successors under the Indenture, excluding its subsidiaries and parent, and the term “AK Holding” means AK Steel Holding Corporation, a Delaware corporation, and its successors under the Indenture, excluding its subsidiaries.

General

The notes will be unsecured unsubordinated obligations of AK Steel, and will mature on October 15, 2025. AK Steel may, without the consent of the holders of the notes, issue additional notes (the “Additional Notes”), provided that if the Additional Notes are not fungible with the notes for U.S. federal income tax purposes, the Additional Notes will have a separate CUSIP number. None of these Additional Notes may be issued if an Event of Default (as defined under the subheading “—Events of Default”) has occurred and is continuing with respect to the notes. The notes and any Additional Notes subsequently issued would be treated as a single class for all purposes under the Indenture. In addition, AK Steel may issue additional series of debt securities under the Indenture at any time.

Each note will bear interest at the rate of 6.375% per annum from the most recent interest payment date to which interest has been paid on the notes or, if interest has not been paid, from the issue date. Interest on the notes will be payable on April 15 and October 15 of each year beginning on October 15, 2017. Interest will be paid to Holders of record at the close of business on April 1 or October 1 immediately preceding the interest payment date. Interest will be computed on the basis of a 360-day year of twelve 30-day months on a U.S. corporate bond basis.

The notes may be exchanged or transferred at the office or agency of AK Steel. Initially, the paying agent office of the Trustee will serve as such office. The notes will be issued only in fully registered form, without coupons, in denominations of $2,000 of principal amount and multiples of $1,000 in excess thereof. See

“—Book-Entry; Delivery and Form.” No service charge will be made for any registration of transfer or exchange of notes, but AK Steel may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.

The notes will not be entitled to the benefit of any sinking fund.

Change of Control

AK Steel must commence within 30 days of the occurrence of a Change of Control Repurchase Event and consummate an Offer to Purchase for all notes then outstanding, at a purchase price equal to 101% of their principal amount, plus accrued interest, if any, to the Payment Date.

There can be no assurance that AK Steel will have sufficient funds available at the time of any Change of Control Repurchase Event to make any debt payment (including repurchases of notes) required by the foregoing covenant, as well as any other repayments pursuant to covenants that may be contained in loan facilities or other securities of AK Steel that might be outstanding at the time.

AK Steel will not be required to make an Offer to Purchase upon the occurrence of a Change of Control Repurchase Event if a third party makes an offer to purchase the notes in the manner, at the times and price, and otherwise in compliance with the requirements of the Indenture applicable to an Offer to Purchase for a Change of Control Repurchase Event, and purchases all notes validly tendered and not withdrawn in such offer to purchase.

Notwithstanding anything to the contrary herein, an Offer to Purchase upon the occurrence of a Change of Control Repurchase Event may be made in advance of a Change of Control, conditional upon such Change of Control Repurchase Event, if a definitive agreement is in place for the Change of Control at the time of making the Offer to Purchase pursuant to the Change of Control Repurchase Event.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of AK Steel and its Subsidiaries, taken as a whole. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of the notes to require AK Steel to purchase its notes as a result of the sale, transfer, conveyance or other disposition of less than all of the assets of AK Steel and its Subsidiaries may be uncertain.

Holders may not be able to require us to purchase their notes in certain circumstances involving a significant change in the composition of the Board of Directors, including a proxy contest where the Board of Directors does not endorse the dissident slate of directors but approves them as “continuing directors.” In this regard, a decision of the Delaware Chancery Court (not involving our company or our securities) considered a change of control redemption provision of an indenture governing publicly traded debt securities substantially similar to the change of control described in clause (4) of the definition of Change of Control. In its decision, the court noted that a board of directors may “approve” a dissident shareholder’s nominees solely for purposes of such an indenture, provided the board of directors determines in good faith that the election of the dissident nominees would not be materially adverse to the interests of the corporation or its stockholders (without taking into consideration the interests of the holders of debt securities in making this determination).

Optional Redemption

At any time prior to October 15, 2020, we may redeem the notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the notes redeemed plus the Applicable Premium, plus accrued and unpaid interest to the redemption date.

“Applicable Premium” means, with respect to any note on any redemption date, the greater of (1) 1.0% of the principal amount of such note and (2) the excess, if any of (a) the present value at such redemption date of (i) the redemption price of such note at October 15, 2020 (such redemption price set forth in the table below), plus (ii) all required interest payments due on such note through October 15, 2020 (excluding accrued and unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over (b) the then outstanding principal amount of such note.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to October 15, 2020; provided, however, that if the period from the redemption date to October 15, 2020, is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

We may redeem the notes, in whole or in part, at any time on or after October 15, 2020, at the redemption price for the notes (expressed as a percentage of principal amount) set forth below, plus accrued and unpaid interest to the redemption date, if redeemed during the twelve-month period commencing on October 15 of the years indicated below:

Year	Redemption Price
2020	103.188%
2021	101.594%
2022 and thereafter	100.000%

In addition, at any time prior to October 15, 2020, we may redeem up to 35% of the principal amount of the notes (including any Additional Notes) with the net cash proceeds of one or more sales of AK Holding’s common stock (to the extent proceeds are contributed to us as equity) at a redemption price (expressed as a percentage of principal amount) of 106.375%, plus accrued and unpaid interest to the redemption date; provided that at least 65% of the aggregate principal amount of notes originally issued on the Closing Date remains outstanding after each such redemption and notice of any such redemption is mailed within 60 days of each such sale of common stock.

We will give not less than 30 days’ nor (except in connection with the satisfaction and discharge or defeasance of the Indenture) more than 60 days’ notice of any redemption. If less than all of the notes are to be redeemed, subject to DTC procedures, selection of the notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the notes are listed, or, if the notes are not listed on a national securities exchange, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate. However, no note of $2,000 in principal amount or less shall be redeemed in part. If any note is to be redeemed in part only, the notice of redemption relating to such note will state the portion of the principal amount to be redeemed. A new note in principal amount equal to the unredeemed portion will be issued upon cancellation of the original note.

We may at any time and from time to time purchase notes in the open market, by tender offer, through privately negotiated transactions or otherwise.

Guarantees

Payment of the principal of, premium, if any, and interest on the notes will be fully and unconditionally guaranteed on an unsecured unsubordinated basis by AK Holding, our direct parent, and by the Subsidiary Guarantors.

In addition, we may be required to cause certain Subsidiaries to Guarantee the notes pursuant to the provision described under “Certain Covenants—Limitation on Subsidiary Debt.” Any such Guarantee of a Subsidiary Guarantor will be released upon the release or discharge (other than a discharge through payment thereon) of the Indebtedness of such Subsidiary which resulted in the obligation to Guarantee the notes (or, in respect of the Subsidiary Guarantors on the Closing Date, release of their guarantees of all of our other Indebtedness), the disposition of capital stock in compliance with the Indenture of such Subsidiary such that it no longer is a Subsidiary of AK Holding or upon defeasance or satisfaction and discharge of the notes. Finally, we may choose to cause any Subsidiary to Guarantee the notes and may cause such Note Guarantee to be released at any time, provided that after giving effect to such release, we would be in compliance with the provision described under “Certain Covenants—Limitation on Subsidiary Debt.” We will not be restricted from selling or otherwise disposing of any of such Guarantor or any of its assets.

Ranking

The notes will be equal in right of payment with all existing and future unsubordinated Indebtedness of AK Steel and senior in right of payment to any subordinated Indebtedness AK Steel may incur. The Note Guarantees of AK Holding and the Subsidiary Guarantors will be equal in right of payment with all existing and future unsubordinated Indebtedness of AK Holding and the Subsidiary Guarantors, respectively, and senior in right of payment to any subordinated indebtedness AK Holding or the Subsidiary Guarantors may incur, as applicable. The notes and the Note Guarantees will be effectively subordinated to any secured Indebtedness to the extent of the value of the assets securing such debt. Our credit facility is secured by the inventory and accounts receivable of AK Steel, AK Tube and MSC and our $380 million of 7.50% Senior Secured Notes due 2023 (the “Secured Notes”) are secured by substantially all of our, AK Tube’s, AK Steel Properties’ and MSC’s property plant and equipment. As of June 30, 2017, on an as-adjusted basis to give effect to this offering and the application of the proceeds therefrom, including the Cash Tender Offer (and assuming tender of all outstanding existing 2022 Notes) but not giving effect to the Precision Acquisition and any indebtedness we expect to incur, including borrowings under the Credit Facility in connection with financing such acquisition, we would have had outstanding $1,741.8 million of indebtedness (excluding unamortized discount and debt issuance costs), and we would have had the ability to borrow up to $1,429.5 million of additional indebtedness under our Credit Facility (after taking into account outstanding letters of credit and other obligations), subject to certain conditions, including satisfying specified financial covenants and a borrowing base limitation. See “Description of Other Indebtedness—AK Steel’s Credit Facility.” In the event of AK Steel’s bankruptcy, liquidation, reorganization or other winding up, its assets that secure secured debt will be available to pay obligations on the notes only after all indebtedness under such secured debt has been repaid in full from such assets. There may not be sufficient assets remaining to pay amounts due on any or all the other debt then outstanding, including the notes.

The notes will be effectively subordinated to all of the liabilities of the subsidiaries of AK Steel that are not Guarantors of the notes. As of June 30, 2017, on an as-adjusted basis to give effect to this offering and the application of the proceeds therefrom, including the Cash Tender Offer (and assuming tender of all outstanding existing 2022 Notes), our non-guarantor subsidiaries would have had $38.7 million of indebtedness and other liabilities (including accounts payable, but excluding intercompany obligations and liabilities of a type not required to be reflected on a balance sheet of such subsidiaries in accordance with GAAP) to which the notes would have been structurally subordinated.

Certain Covenants

Limitation on Liens

AK Holding will not, and will not permit any of its Subsidiaries to, create, incur, issue, assume or Guarantee any Indebtedness secured by a Lien upon (a) any Principal Property of AK Steel or any Principal

Property of a Subsidiary of AK Steel or (b) any shares of stock or other equity interests or Indebtedness of any Subsidiary of AK Steel that owns a Principal Property (whether such Principal Property, shares of stock or other equity interests or Indebtedness is now existing or owned or hereafter created or acquired) or any shares of stock or other equity interests or Indebtedness of AK Steel, in each case, without effectively providing concurrently that the notes are secured equally and ratably with or, at AK Holding’s option, prior to such Indebtedness, so long as such Indebtedness shall be so secured.

The foregoing restriction shall not apply to, and there shall be excluded from Indebtedness in any computation under such restriction, Indebtedness secured by:

(1) Liens on any property or assets existing at the time of the acquisition thereof by AK Steel or any of its Subsidiaries and not incurred in contemplation of such acquisition;

(2) Liens on property or assets of a Person existing at the time such Person is merged into or consolidated with AK Steel or any of its Subsidiaries or at the time of a sale, lease or other disposition of the properties and assets of such Person (or a division thereof) as an entirety or substantially as an entirety to AK Steel or any of its Subsidiaries; provided that any such Lien does not extend to any Principal Property owned by AK Steel or any of its Subsidiaries immediately prior to such merger, consolidation, sale, lease or disposition and not incurred in contemplation of such acquisition;

(3) Liens on property or assets of a Person existing at the time such Person becomes a Subsidiary of AK Steel and not incurred in contemplation of such acquisition;

(4) Liens in favor of AK Steel or any Guarantor;

(5) Liens on property or assets (including shares of Capital Stock or Indebtedness of any Subsidiary formed to acquire, construct, develop or improve such property) to secure all or part of the cost of acquisition, construction, development or improvement of such property, or to secure Indebtedness incurred to provide funds for any such purpose; provided that the commitment of the creditor to extend the credit secured by any such Lien shall have been obtained no later than 360 days after the later of (a) the completion of the acquisition, construction, development or improvement of such property or assets or (b) the placing in operation of such property or assets;

(6) Liens in favor of the United States of America or any State thereof, or any department, agency or instrumentality or political subdivision thereof, to secure partial, progress, advance or other payments;

(7) Liens securing the Secured Notes and the guarantees thereof;

(8) Liens existing on the date of the Indenture or any extension, renewal, replacement or refunding of any Indebtedness secured by a Lien existing on the date of the Indenture or referred to in clauses (1), (2), (3), (5), (7) or (9) or incurred pursuant to the next succeeding paragraph provided that (A) any such extension, renewal, replacement or refunding of such Indebtedness shall be created within 360 days of repaying the Indebtedness secured by the Lien referred to in this clause or clauses (1), (2), (3), (5), (7) or (9) or within 30 days in the case of the next succeeding paragraph; and (B) the principal amount of the Indebtedness secured thereby and not otherwise authorized by clauses (1), (2), (3), (5), (7) or (9) or the next succeeding paragraph shall not exceed the principal amount of Indebtedness plus any premium or fee or accrued and unpaid interest payable (any such principal in respect of premium, fees or interest, the “Additional Refinancing Amount”) in connection with any such extension, renewal, replacement or refunding, so secured at the time of such extension, renewal, replacement or refunding, provided further that any Liens on any extension, renewal, replacement or refunding of Junior Lien Obligations incurred pursuant to clause (9) below pursuant to this clause (8) shall constitute Junior Lien Obligations; and

(9) Liens on assets constituting collateral securing Junior Lien Obligations, provided that the aggregate principal amount of Indebtedness so secured does not exceed, together with any Indebtedness incurred pursuant to clause (8) to extend, renew, replace or refund any Indebtedness incurred pursuant to this clause (9) (but excluding any Additional Refinancing Amount), (x) $500.0 million or (y) if greater, an amount which after giving effect to the incurrence of such Indebtedness so secured, would not cause AK Holding’s Fixed Charge Coverage Ratio to be less than 2.0 to 1.0.

Notwithstanding the restrictions described above, AK Holding and any of its Subsidiaries may create, incur, issue, assume or Guarantee Indebtedness secured by Liens, without equally and ratably securing the notes, if at the time of such creation, incurrence, issuance, assumption or Guarantee, after giving effect thereto and to the retirement of any Indebtedness which is concurrently being retired, the aggregate amount of all such Indebtedness secured by Liens which would otherwise be subject to such restrictions (other than any Indebtedness secured by Liens permitted as described in clauses (1) through (9) of the immediately preceding paragraph) plus the aggregate amount (without duplication) of (x) all Non-Guarantor Subsidiary Debt (other than Non-Guarantor Subsidiary Debt described in clauses (1) through (6) of the first sentence of the second paragraph under “—Limitation on Subsidiary Debt” below) and (y) all Attributable Debt of AK Steel and any of its Subsidiaries in respect of Sale and Leaseback Transactions (with the exception of such transactions which are permitted under clauses (1) through (4) of the first sentence of the first paragraph under “—Limitation on Sale and Leaseback Transactions” below) does not exceed an amount equal to (x) 15% of Consolidated Net Tangible Assets less (y) the aggregate principal amount of the Secured Notes outstanding at such time and the amount of (i) any Indebtedness incurred to extend, renew, replace or refund the Secured Notes secured by Liens pursuant to clause (8) above, (ii) any Indebtedness incurred pursuant to clause (8) above to refinance Indebtedness incurred pursuant to this paragraph and (iii) any Indebtedness incurred pursuant to clause (4) under “Limitation on Subsidiary Debt” to refinance Indebtedness incurred pursuant to the last paragraph of such covenant (but excluding any Additional Refinancing Amount).

Limitation on Subsidiary Debt

AK Steel will not permit any of its Restricted Subsidiaries that is not a Guarantor to create, assume, incur, Guarantee or otherwise become liable for or suffer to exist any Indebtedness (any Indebtedness of a non-Guarantor Subsidiary of AK Steel, “Non-Guarantor Subsidiary Debt”), without Guaranteeing the payment of the principal of, premium, if any, and interest on the notes on an unsecured unsubordinated basis.

The foregoing restriction shall not apply to, and there shall be excluded from Indebtedness in any computation under such restriction, Non-Guarantor Subsidiary Debt constituting:

(1) Indebtedness of a Person existing at the time such Person is merged into or consolidated with any Restricted Subsidiary of AK Steel or at the time of a sale, lease or other disposition of the properties and assets of such Person (or a division thereof) as an entirety or substantially as an entirety to any Restricted Subsidiary of AK Steel and is assumed by such Restricted Subsidiary; provided that any Indebtedness was not incurred in contemplation thereof and is not Guaranteed by any other Subsidiary of AK Steel;

(2) Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary of AK Steel; provided that any Indebtedness was not incurred in contemplation thereof;

(3) Indebtedness owed to AK Steel or any Guarantor;

(4) Indebtedness outstanding on the date of the Indenture or any extension, renewal, replacement or refunding of any Indebtedness existing on the date of the Indenture or referred to in clauses (1), (2) or (3) or incurred pursuant to the next succeeding paragraph; provided that any such extension, renewal, replacement or refunding of such Indebtedness shall be created within 360 days of repaying the Indebtedness referred to in this clause or clauses (1), (2) or (3) above or within 30 days in the case of the next succeeding paragraph and the principal amount of the Indebtedness shall not exceed the principal amount of Indebtedness plus any premium or fee payable in connection with any such extension, renewal, replacement or refunding, so secured at the time of such extension, renewal, replacement or refunding;

(5) Indebtedness in respect of a Receivables Facility; and

(6) Indebtedness in an amount of not more than $5.0 million at any time outstanding.

Notwithstanding the restrictions described above, AK Steel and any of its Restricted Subsidiaries may create, incur, issue, assume or Guarantee Non-Guarantor Subsidiary Debt, without Guaranteeing the notes, if at the time of such creation, incurrence, issuance, assumption or Guarantee, after giving effect thereto and to the retirement of any Indebtedness which is concurrently being retired, the aggregate amount of all such Non-Guarantor Subsidiary Debt which would otherwise be subject to such restrictions (other than Non-Guarantor Subsidiary Debt which is described in clauses (1) through (6) of the immediately preceding paragraph) plus the aggregate amount (without duplication) of (x) all Indebtedness secured by Liens (not including any such Indebtedness secured by Liens described in clauses (1) through (9) of the second paragraph under the heading “—Limitation on Liens”) and (y) all Attributable Debt of AK Steel and any of its Subsidiaries in respect of Sale and Leaseback Transactions (with the exception of such transactions which are permitted under clauses (1) through (4) of the first sentence of the first paragraph under “—Limitation on Sale and Leaseback Transactions” below) does not exceed an amount equal to (x) 15% of Consolidated Net Tangible Assets less (y) the aggregate principal amount of the Secured Notes outstanding at such time and the amount of (i) any Indebtedness incurred to extend, renew, replace or refund the Secured Notes secured by Liens pursuant to clause (8) of the second paragraph of the provision “—Limitation on Liens”, (ii) any Indebtedness incurred pursuant to clause (8) of the second paragraph of the provision “—Limitation on Liens” to refinance Indebtedness incurred pursuant to the last paragraph under the heading “—Limitation on Liens” and (iii) any Indebtedness incurred pursuant to clause (4) above to refinance Indebtedness incurred pursuant to this paragraph (but excluding any Additional Refinancing Amount).

Limitation on Sale and Leaseback Transactions

AK Steel will not, and will not permit any of its Subsidiaries to, enter into any Sale and Leaseback Transaction unless:

(1) the Sale and Leaseback Transaction is solely with AK Steel or any of its Subsidiaries;

(2) the lease is for a period not in excess of 24 months, including renewals;

(3) AK Steel or such Subsidiary would (at the time of entering into such arrangement) be entitled as described in clauses (1) through (9) of the second paragraph under the heading “—Limitation on Liens,” without equally and ratably securing the notes then outstanding under the Indenture, to create, incur, issue, assume or guarantee Indebtedness secured by a Lien on such property or assets in the amount of the Attributable Debt arising from such Sale and Leaseback Transaction;

(4) AK Steel or such Subsidiary, within 360 days after the sale of property or assets in connection with such Sale and Leaseback Transaction is completed, applies an amount equal to the greater of (A) the net proceeds of the sale of such Principal Property or (B) the fair market value of such Principal Property to (i) the retirement of notes, other Funded Debt of AK Steel ranking on a parity with the notes or Funded Debt of a Subsidiary of AK Steel or (ii) the purchase of property or assets used or useful in its business or to the retirement of long-term indebtedness; or

(5) the Attributable Debt of AK Steel and its Subsidiary in respect of such Sale and Leaseback Transaction and all other Sale and Leaseback Transactions entered into after the Closing Date (other than any such Sale and Leaseback Transaction as would be permitted as described in clauses (1) through (4) of this sentence), plus the aggregate principal amount (without duplication) of (x) Indebtedness secured by Liens then outstanding (not including any such Indebtedness secured by Liens described in clauses (1) through (9) of the second paragraph under the heading “—Limitation on Liens”) which do not equally and ratably secure the notes (or secure notes on a basis that is prior to other Indebtedness secured thereby) and (y) Non-Guarantor Subsidiary Debt (with the exception of Non-Guarantor Subsidiary Debt which is described in clauses (1) through (6) of the second paragraph under the heading “—Limitation on Subsidiary Debt”), would not exceed an amount equal to (x) 15% of Consolidated Net Tangible Assets less (y) the aggregate principal amount of the Secured Notes outstanding at such time and the amount of (i) any Indebtedness incurred to extend, renew, replace or refund the Secured Notes secured by Liens pursuant to clause (8) of the second paragraph of the provision “—Limitation on Liens”, (ii) any Indebtedness incurred pursuant to clause (8) of the second paragraph of the provision “—Limitation on Liens” to refinance Indebtedness incurred pursuant to the last paragraph under the heading “—Limitation on Liens” and (iii) any Indebtedness incurred pursuant to clause (4) under “—Limitation on Subsidiary Debt” to refinance Indebtedness incurred pursuant to the last paragraph of such covenant (but excluding any Additional Refinancing Amount).

Consolidation, Merger and Sale of Assets

Neither AK Steel nor AK Holding will consolidate with, merge with or into, directly or indirectly, or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of its property and assets (as an entirety or substantially an entirety in one transaction or a series of related transactions) to, any Person, or permit any Person to merge with or into it, unless:

(1) it shall be the continuing Person, or the Person (if other than it) formed by such consolidation or into which it is merged or that acquired or leased such property and assets (the “Surviving Person”), shall be a corporation organized and validly existing under the laws of the United States of America or any jurisdiction thereof, and shall expressly assume, by a supplemental indenture, executed and delivered to the Trustee, all of its obligations under the Indenture and the notes;

(2) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; and

(3) it delivers to the Trustee an Officers’ Certificate and Opinion of Counsel, in each case stating that such consolidation, merger or transfer and such supplemental indenture complies with this provision and that all conditions precedent provided for herein relating to such transaction have been complied with.

It is understood that AK Holding may merge with or into AK Steel pursuant to the provisions described above. In addition, notwithstanding the foregoing, AK Steel or AK Holding may transfer its property or assets to a Guarantor.

The Surviving Person will succeed to, and except in the case of a lease be substituted for, AK Steel or AK Holding, as applicable, under the Indenture and the notes.

Restrictions on Activities of AK Holding

AK Holding (a) shall not engage in any activities or hold any assets other than (i) the issuance of Capital Stock, (ii) holding 100% of the Capital Stock of AK Steel and debt securities of AK Steel that were held by AK Holding at the date of the Indenture and (iii) those activities incidental to maintaining its status as a public company, and (b) will not incur any liabilities other than liabilities relating to its Guarantee of the notes, its Guarantee of any other debt of AK Steel, any other Indebtedness it may incur and any other obligations or liabilities incidental to holding 100% of the Capital Stock of AK Steel and its liabilities incidental to its status as a public company; provided, however, that for purposes of this covenant only, the term “liabilities” shall not include any liability for the declaration and payment of dividends on any Capital Stock of AK Holding; and provided further that if AK Holding merges with or into AK Steel, this covenant shall no longer be applicable.

SEC Reports and Reports to Holders

Whether or not AK Steel is then required to file reports with the SEC, AK Steel shall file with the SEC all such reports and other information as it would be required to file with the SEC by Section 13(a) or 15(d) under the Exchange Act if it were subject thereto within the time periods specified by the SEC’s rules and regulations. AK Steel shall supply the Trustee and each Holder who so requests or shall supply to the Trustee for forwarding to each such Holder, without cost to such Holder, copies of such reports and other information. AK Steel shall be deemed to have complied with this covenant to the extent that AK Holding files all reports and other information required to be filed with the SEC by Section 13(a) or 15(d) under the Exchange Act relating to AK Holding and its consolidated subsidiaries, including AK Steel.

Events of Default

The following events will be defined as “Events of Default” in the Indenture with respect to the notes:

(a) default in the payment of principal of (or premium, if any, on) any note when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise;

(b) default in the payment of interest on any note when the same becomes due and payable, and such default continues for a period of 30 days;

(c) AK Steel defaults in the performance of or breaches any other covenant or agreement in the Indenture applicable to the notes or under the notes (other than a default specified in clause (a) or (b) above) and such default or breach continues for a period of 90 consecutive days (or, in the case of a default in the performance of or breach of the covenant described under “—SEC Reports and Reports to Holders,” such default or breach continues for a period of 120 consecutive days) after written notice by the Trustee or the Holders of 25% or more in aggregate principal amount of the notes;

(d) there occurs with respect to any issue or issues of Indebtedness of AK Holding, AK Steel or any Significant Subsidiary having an outstanding principal amount of $75 million or more in the aggregate for all such issues of all such Persons, whether such Indebtedness now exists or shall hereafter be created, (I) an event of default that has caused the holder thereof to declare such Indebtedness to be due and payable prior to its stated maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration and/or (II) the failure to make a principal payment at the final (but not any interim) fixed maturity and such defaulted payment shall not have been made, waived or extended within 30 days of such payment default;

(e) any final judgment or order (not covered by insurance) for the payment of money in excess of $75 million in the aggregate for all such final judgments or orders against all such Persons (treating any deductibles, self-insurance or retention as not so covered) shall be rendered against AK Holding, AK Steel or any Significant Subsidiary and shall not be paid or discharged, and there shall be any period of 60 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such Persons to exceed $75 million during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect;

(f) a court having jurisdiction in the premises enters a decree or order for (A) relief in respect of AK Holding, AK Steel or any Significant Subsidiary in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, (B) appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of AK Holding, AK Steel or any Significant Subsidiary or for all or substantially all of the property and assets of AK Holding, AK Steel or any Significant Subsidiary or (C) the winding-up or liquidation of the affairs of AK Holding, AK Steel or any Significant Subsidiary and, in each case, such decree or order shall remain unstayed and in effect for a period of 60 consecutive days;

(g) AK Holding, AK Steel or any Significant Subsidiary (A) commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law, (B) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of AK Holding, AK Steel or any Significant Subsidiary or for all or substantially all of the property and assets of AK Holding, AK Steel or any Significant Subsidiary or (C) effects any general assignment for the benefit of creditors; or

(h) any Guarantor repudiates its obligations under its Note Guarantee or, except as permitted by the Indenture, any Note Guarantee is determined to be unenforceable or invalid or shall for any reason cease to be in full force and effect.

If an Event of Default (other than an Event of Default specified in clause (f) or (g) above that occurs with respect to AK Steel) occurs and is continuing under the Indenture, the Trustee or the Holders of at least 25% in aggregate principal amount of the notes then outstanding, by written notice to AK Steel (and to the Trustee if such notice is given by the Holders), may declare the principal of, premium, if any, and accrued interest on the notes to be immediately due and payable. Upon a declaration of acceleration, such principal of, premium, if any, and accrued interest shall be immediately due and payable. In the event of a declaration of acceleration because an Event of Default set forth in clause (d) above has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event of default triggering such Event of Default pursuant to clause (d) shall be remedied or cured by AK Holding, AK Steel or the relevant Significant Subsidiary or waived by the holders of the relevant Indebtedness within 60 days after the declaration of acceleration with respect thereto. If an Event of Default specified in clause (f) or (g) above occurs with respect to AK Steel, the principal of, premium, if any, and accrued interest on the notes then outstanding shall automatically become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. The Holders of at least a majority in principal amount of the outstanding notes by written notice to AK Steel and to the Trustee, may waive all past defaults and rescind and annul a declaration of acceleration and its consequences if (x) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the notes that have become due solely by such declaration of acceleration, have been cured or waived and (y) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction. For information as to the waiver of defaults, see “—Modification and Waiver.”

The Holders of at least a majority in aggregate principal amount of the outstanding notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of Holders of notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from Holders of notes. A Holder may not pursue any remedy with respect to the Indenture or the notes unless:

(1) the Holder gives the Trustee written notice of a continuing Event of Default;

(2) the Holders of at least 25% in aggregate principal amount of outstanding notes make a written request to the Trustee to pursue the remedy;

(3) such Holder or Holders offer the Trustee indemnity satisfactory to the Trustee against any costs, liability or expense;

(4) the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

(5) during such 60-day period, the Holders of a majority in aggregate principal amount of the outstanding notes do not give the Trustee a direction that is inconsistent with the request.

However, such limitations do not apply to the right of any Holder of a note to receive payment of the principal of, premium, if any, or interest on, such note or to bring suit for the enforcement of any such payment, on or after the due date expressed in the notes, which right shall not be impaired or affected without the consent of the Holder.

An officer of AK Steel must certify, on or before a date not more than 90 days after the end of each fiscal year, that a review has been conducted of the activities of AK Steel and its Subsidiaries and AK Steel’s and its Subsidiaries’ performance under the Indenture and that AK Steel has fulfilled all obligations thereunder, or, if there has been a default in the fulfillment of any such obligation, specifying each such default and the nature and status thereof. AK Steel will also be obligated to notify the Trustee of any default or defaults in the performance of any covenants or agreements under the Indenture.

Satisfaction and Discharge; Defeasance

The Indenture shall be satisfied and discharged if (i) AK Steel shall deliver to the Trustee all notes then outstanding for cancellation or (ii) all notes not delivered to the Trustee for cancellation shall have become due and payable, are to become due and payable within one year or are to be called for redemption within one year and AK Steel shall deposit an amount sufficient to pay the principal, premium, if any, and interest to the date of maturity, redemption or deposit (in the case of notes that have become due and payable), provided that in either case AK Steel shall have paid all other sums payable under the Indenture; provided, (i) upon any redemption that requires the payment of the Applicable Premium, the amount deposited will be sufficient for purposes of the Indenture to the extent that an amount is deposited with the Trustee equal to the Applicable Premium calculated as of the date of the notice of redemption, with any deficit as of the applicable redemption date (the “Applicable Premium Deficit”) only required to be deposited with the Trustee on or prior to the date of redemption and (ii) any Applicable Premium Deficit will be set forth in an Officer’s Certificate delivered to the Trustee simultaneously with the deposit of such Applicable Premium Deficit that confirms that such Applicable Premium Deficit will be applied toward such redemption.

Defeasance and Discharge

The Indenture provides that AK Steel will be deemed to have paid and will be discharged from any and all obligations in respect of the notes after the deposit referred to below, and the provisions of the Indenture will no longer be in effect with respect to the notes (except for, among other matters, certain obligations to register the transfer or exchange of the notes, to replace stolen, lost or mutilated notes, to maintain paying agencies and to hold monies for payment in trust) if, among other things:

(A) AK Steel has deposited with the Trustee, in trust, money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient without consideration of any reinvestment of such principal and interest, as certified by the chief financial officer of AK Steel in a written certification delivered to the Trustee, to pay the principal of, premium, if any, and accrued interest on the notes (i) on the stated maturity of such payments in accordance with the terms of the Indenture and the notes or (ii) on any earlier redemption date pursuant to the terms of the Indenture and the notes; provided that AK Steel has provided the Trustee with irrevocable instructions to redeem all of the outstanding notes on such redemption date; provided, (i) upon any redemption that requires the payment of the Applicable Premium, the amount deposited will be sufficient for purposes of the Indenture to the extent that an amount is deposited with the Trustee equal to the Applicable Premium calculated as of the date of the notice of redemption, with any Applicable Premium Deficit only required to be deposited with the Trustee on or prior to the date of redemption and (ii) any Applicable Premium Deficit will be set forth in an Officer’s Certificate delivered to the Trustee simultaneously with the deposit of such Applicable Premium Deficit that confirms that such Applicable Premium Deficit will be applied toward such redemption.

(B) AK Steel has delivered to the Trustee (1) either (x) an Opinion of Counsel to the effect that beneficial owners of the notes will not recognize income, gain or loss for federal income tax purposes as a result of AK Steel’s exercise of its option under this “Defeasance” provision and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, which Opinion of Counsel must be based upon (and accompanied by a copy of) a ruling of the Internal Revenue Service to the same effect unless there has been a change in applicable federal income tax law after the Closing Date such that a ruling is no longer required or (y) a ruling directed to the Trustee received from the Internal Revenue Service to the same effect as the aforementioned Opinion of Counsel and (2) an Opinion of Counsel to the effect that the creation of the defeasance trust does not violate the Investment Company Act of 1940; and

(C) immediately after giving effect to such deposit on a pro forma basis, no Event of Default, or event that after the giving of notice or lapse of time or both would become an Event of Default other than may arise from making such deposit.

Defeasance of Certain Covenants and Certain Events of Default

The Indenture further provides that the provisions of the Indenture will no longer be in effect with respect to the provisions of the Indenture described herein under “Change of Control,” and all the covenants described herein under “Certain Covenants,” clauses (c), (d), (e), (h) and (i) under “Events of Default,” shall be deemed not to be Events of Default, in each case with respect to the notes, upon, among other things, the deposit with the Trustee, in trust, of money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient without consideration of any reinvestment of such principal and interest, as certified by the chief financial officer of AK Steel in a written certification delivered to the Trustee, to pay the principal of, premium, if any, and accrued interest on the notes (i) on the stated maturity of such payments in accordance with the terms of the Indenture and the notes or (ii) on any earlier redemption date pursuant to the terms of the Indenture and the notes; provided that AK Steel has provided the Trustee with irrevocable instructions to redeem all of the outstanding notes on such redemption date, the satisfaction of the provisions described in clauses (B)(2) and (C) of the preceding paragraph and the delivery by AK Steel to the Trustee of an Opinion of Counsel to the effect that, among other things, the beneficial owners of the notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain covenants and Events of Default and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred.

In the event AK Steel exercises its option to omit compliance with certain covenants and provisions of the Indenture with respect to the notes as described in the immediately preceding paragraph and the notes are declared due and payable because of the occurrence of an Event of Default that remains applicable, the amount of money and/or U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the notes at the time of their stated maturity but may not be sufficient to pay amounts due on the notes at the time of the acceleration resulting from such Event of Default. However, AK Steel will remain liable for such payments and AK Holding’s Note Guarantee with respect to such payments will remain in effect.

Modification and Waiver

The Indenture may be amended, with respect to the notes, without the consent of any Holder, to:

(1) cure any ambiguity, defect or inconsistency in the Indenture, provided that such amendments shall not adversely affect the interests of Holders in any material respect;

(2) comply with the provisions described under “Consolidation, Merger and Sale of Assets;”

(3) comply with any requirements of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act or in order to maintain such qualification;

(4) evidence and provide for the acceptance of appointment by a successor Trustee;

(5) provide for the issuance of Additional Notes;

(6) make any change that, in the good faith opinion of the board of directors of AK Steel, does not materially and adversely affect the rights of any Holder under the Indenture;

(7) to conform any provision to this “Description of Notes”; or

(8) to provide for any Guarantee of the notes or to confirm and evidence the release, termination or discharge of any Guarantee of the notes when such release, termination or discharge is permitted by the Indenture.

Modifications and amendments of the Indenture affecting the notes may be made by AK Steel and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of the outstanding notes; provided, however, that no such modification or amendment may, without the consent of each Holder affected thereby,

(1) change the stated maturity of the principal of, or any installment of interest on, any note;

(2) reduce the principal amount of, or premium, if any, or interest on, any note;

(3) change the optional redemption dates or optional redemption prices of the notes from that stated under the caption “Optional Redemption;”

(4) change the place or currency of payment of principal of, or premium, if any, or interest on, any note;

(5) impair the right to institute suit for the enforcement of any payment on or after the stated maturity (or, in the case of a redemption, on or after the redemption date) of any note;

(6) waive a default in the payment of principal of, premium, if any, or interest on the notes;

(7) modify any of the provisions of this “Modification and Waiver” requiring the consent of a requisite number of holders, except to increase any percentage requiring consent or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the holder of each outstanding note;

(8) release any Guarantor from its Note Guarantee, except as provided in the Indenture;

(9) amend, change or modify the obligation of AK Steel to make and consummate an Offer to Purchase under the “Change of Control” covenant after a Change of Control Repurchase Event has occurred, including, in each case, amending, changing or modifying any definition relating thereto;

(10) reduce the percentage or aggregate principal amount of outstanding notes the consent of whose Holders is necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; or

(11) modify or change any provision of the Indenture affecting the ranking of the notes or any Note guarantee in a manner adverse to any Holder.

Definitions

Set forth below are defined terms used in the covenants and other provisions of the Indenture insofar as relevant to the notes. Reference is made to the Indenture for other capitalized terms used in this “Description of Notes” for which no definition is provided.

“Affiliate” means, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Attributable Debt,” in respect of any Sale and Leaseback Transaction, means, as of the time of determination, the total obligation (discounted to present value at the rate per annum equal to the discount rate which would be applicable to a capital lease obligation with like term in accordance with GAAP) of the lessee for rental payments (other than amounts required to be paid on account of property taxes, maintenance, repairs, insurance, water rates and other items which do not constitute payments for property rights) during the remaining portion of the initial term of the lease included in such Sale and Leaseback Transaction.

“Board of Directors” means the board of directors of AK Holding.

“Capital Stock” means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) in equity of such Person, whether outstanding on the Closing Date or issued thereafter, including, without limitation, all common stock and preferred stock but excluding any convertible or exchangeable debt securities.

“Change of Control” means such time as:

(1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of AK Steel and its Subsidiaries, taken as a whole, to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act);

(2) a “person” or “group” (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act) becomes the ultimate “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the total voting power of the Voting Stock of AK Holding on a fully diluted basis;

(3) the adoption of a plan relating to the liquidation or dissolution of AK Holding or AK Steel;

(4) individuals who on the Closing Date constitute the Board of Directors (together with any new directors whose election by the Board of Directors or whose nomination by the Board of Directors for election by AK Holding’s stockholders was approved by a vote of a majority of the members of the Board of Directors then in office who either were members of the Board of Directors on the Closing Date or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the members of the Board of Directors then in office;

(5) AK Holding or AK Steel consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into AK Holding or AK Steel, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of AK Holding or AK Steel, as the case may be, or such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where (A) the Voting Stock of AK Holding or AK Steel outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person (immediately after giving effect to such issuance) and (B) immediately after such transaction, no “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) becomes, directly or indirectly, the beneficial owner of 50% or more of the voting power of the Voting Stock of the surviving or transferee Person; or

(6) AK Holding fails to own 100% of the Capital Stock of AK Steel; provided, however, that it shall not be deemed a Change of Control if AK Holding merges into AK Steel, except that in such case, AK Steel shall be substituted for AK Holding for purposes of this definition of “Change of Control,” and this clause (6) shall no longer be applicable.

“Change of Control Repurchase Event” means the occurrence of both a Change of Control and a Ratings Event.

“Closing Date” means the date on which the notes are issued under the Indenture.

“Consolidated Net Tangible Assets” means the total assets of AK Holding and its Subsidiaries after deducting therefrom all intangible assets, current liabilities (excluding any thereof which are by their terms extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed) and minority interests, if any, in any assets of the Subsidiaries, all as would be set forth on the most recently available quarterly or annual consolidated balance sheet of AK Holding and its Subsidiaries, prepared in conformity with GAAP. For purposes of calculating Consolidated Net Tangible Assets, pro forma effect shall be given on the date of calculation to the items set forth in Fixed Charge Coverage Ratio.

“Default” means any event that is, or after notice or passage of time or both would be, an Event of Default.

“EBITDA” shall be determined on a last-in first-out inventory method and consolidated basis for AK Holding and its subsidiaries in conformity with GAAP, as the sum, without duplication, of net income, calculated before interest expense, provision for income taxes, depreciation and amortization expense, losses arising from the sale of capital assets, other non-cash losses and charges deducted in the calculation of net income (other than any such non-cash item to the extent that it represents an accrual of or reserve for cash expenditures in any future period), any non-recurring, unusual or extraordinary losses or charges, all plant consolidation, shut-down or idling costs or charges, including any contract termination or union settlement charges, all write-offs and writedowns and all non-cash corridor charges associated with pensions and other post-retirement benefit obligations (in each case, only to the extent included in determining net income), less non-cash gains included in the calculation of net income (other than any such non-cash item to the extent that it will result in the receipt of cash payments within 12 months after the date on which it was accrued), gains arising from the sale of capital assets, gains arising from the write-up of assets, any non-recurring, unusual or extraordinary gains and all non-cash corridor gains associated with pensions and other postretirement benefit obligations (in each case, only to the extent included in determining net income).

“Fixed Charge Coverage Ratio” means, on any date (the “transaction date”), the ratio of (a) the aggregate amount of EBITDA for the most recent four fiscal quarters immediately prior to the transaction date for which internal financial statements are available (the “reference period”) to (b) the aggregate Fixed Charges during such reference period.

In making the foregoing calculation,

(1) the Fixed Charge Coverage Ratio shall be calculated for AK Holding and its subsidiaries on a consolidated basis;

(2) pro forma effect will be given to any Indebtedness incurred during or after the reference period and on or prior to such date of determination to the extent the Indebtedness is outstanding or is to be incurred on such date as if the Indebtedness had been incurred on the first day of the reference period;

(3) pro forma calculations of interest on Indebtedness bearing a floating interest rate will be made as if the rate in effect on the transaction date (taking into account any hedging agreement applicable to the Indebtedness if the hedging agreement has a remaining term of at least 12 months) had been the applicable rate for the entire reference period;

(4) Fixed Charges related to any Indebtedness no longer outstanding or to be repaid or redeemed on the transaction date, except for interest expense accrued during the reference period under a revolving credit to the extent of the commitment thereunder (or under any successor revolving credit) in effect on the transaction date, will be excluded; and

(5) any acquisitions, dispositions, amalgamations, mergers, consolidations and discontinued operations (as determined in accordance with GAAP), that the Company or any of its Subsidiaries has made during the reference period or subsequent to such reference period and on or prior to or simultaneously with the Fixed Charge Coverage Ratio calculation date shall be calculated on a pro forma basis assuming that all such acquisitions, dispositions, amalgamations, mergers, consolidations and discontinued operations (and the change in any associated fixed charge obligations and the change in EBITDA resulting therefrom) had occurred on the first day of the reference period in accordance with Article 11 of Regulation S-X under the Securities Exchange Act of 1934 (the “Exchange Act”). If since the beginning of such period any Person that subsequently became a Subsidiary or was merged, amalgamated or consolidated with or into the Company or any of its Subsidiaries since the beginning of such period shall have made any acquisition, disposition, amalgamation, merger, consolidation or discontinued operation that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such acquisition, disposition, discontinued operation, merger, amalgamation or consolidation had occurred at the beginning of the applicable four-quarter period.

“Fixed Charges” means the sum of consolidated cash interest expense as determined in accordance with GAAP and cash dividends on any preferred stock.

“Foreign Subsidiary” means any Subsidiary that is not organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof.

“Funded Debt” means all Indebtedness having a maturity of more than 12 months from the date as of which the determination is made or having a maturity of 12 months or less but by its terms being renewable or extendable beyond 12 months from such date at the option of the borrower, but excluding any such Indebtedness owed to AK Holding or a Subsidiary of AK Holding.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession which are in effect on the date of the Indenture.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person (1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services (unless such purchase arrangements are on arm’s-length terms and are entered into in the ordinary course of business), to take-or-pay, or to maintain financial statement conditions or otherwise) or (2) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.

“Guarantor” means AK Steel Holding Corporation and any Subsidiary that Guarantees the notes. “Indebtedness” means indebtedness for borrowed money.

“Investment Grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor Rating Categories of Moody’s), a rating of BBB-or better by S&P (or its equivalent under any successor Rating Categories of S&P) and the equivalent Investment Grade credit rating from any additional Rating Agency or Rating Agencies selected by AK Steel.

“Junior Lien Obligations” means any Indebtedness of AK Steel or any Guarantor which is or will be secured by a Lien on the collateral securing the Secured Notes or any extension, renewal, replacement or refunding thereof secured pursuant to clause (8) of the second paragraph under “Limitation on Liens” (or any other Indebtedness secured on a first lien basis by liens on the Principal Property or shares of stock or other equity interests or Indebtedness subject to the provisions in the first paragraph of “— Limitation on Liens”) (“First Lien Collateral”) on a basis that is junior to the lien on such Indebtedness; provided that if no other secured Indebtedness secured by Principal Property or such shares of stock or other equity interests or Indebtedness is outstanding at such time, it is understood that such Junior Lien Obligations would be secured on a senior lien basis at such time, but the terms thereof must provide that the Liens securing such Junior Lien Obligations would be subordinated to any liens on First Lien Collateral that may be incurred in the future to secure other Indebtedness that is incurred and secured pursuant to the third paragraph under such covenant.

“Lien” means, with respect to any property or assets, any mortgage or deed of trust, pledge, hypothecation, assignment, security interest, lien, encumbrance, or any other security arrangement of any kind or nature whatsoever on or with respect to such property or assets (including any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

“Moody’s” means Moody’s Investors Service Inc.

“Note Guarantee” means a Guarantee of the obligations of AK Steel under the Indenture and the notes by AK Holding or any Subsidiary.

“Offer to Purchase” means an offer to purchase notes by AK Steel from the Holders commenced by mailing a notice to the Trustee and each Holder stating:

(1) that all notes validly tendered will be accepted for payment on a pro rata basis;

(2) the purchase price and the date of purchase (which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the “Payment Date”);

(3) that any note not tendered will continue to accrue interest pursuant to its terms;

(4) that, unless AK Steel defaults in the payment of the purchase price, any note accepted for payment pursuant to the Offer to Purchase shall cease to accrue interest on and after the Payment Date;

(5) that Holders electing to have a note purchased pursuant to the Offer to Purchase will be required to surrender the note, together with the form entitled “Option of the Holder to Elect Purchase” on the reverse side of the note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the Business Day immediately preceding the Payment Date;

(6) that Holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the third Business Day immediately preceding the Payment Date, a telegram, facsimile transmission or letter setting forth the name of such Holder, the principal amount of notes delivered for purchase and a statement that such Holder is withdrawing his election to have such notes purchased; and

(7) that Holders whose notes are being purchased only in part will be issued new notes equal in principal amount to the unpurchased portion of the notes surrendered; provided that each note purchased and each new note issued shall be in a principal amount of $2,000 or integral multiples of $1,000 in excess thereof.

On the Payment Date, AK Steel shall (a) accept for payment on a pro rata basis notes or portions thereof tendered pursuant to an Offer to Purchase; (b) deposit with the Paying Agent money sufficient to pay the purchase price of all notes or portions thereof so accepted; and (c) deliver, or cause to be delivered, to the Trustee all notes or portions thereof so accepted together with an Officers’ Certificate specifying the notes or portions thereof accepted for payment by AK Steel. The Paying Agent shall promptly mail to the Holders of notes so accepted payment in an amount equal to the purchase price, and the Trustee shall promptly authenticate and mail to such Holders a new note equal in principal amount to any unpurchased portion of the note surrendered; provided that each note purchased and each new note issued shall be in a principal amount of $2,000 or integral multiples of $1,000 in excess thereof. AK Steel will publicly announce the results of an Offer to Purchase as soon as practicable after the Payment Date. The Trustee shall act as the Paying Agent for an Offer to Purchase. AK Steel will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in the event that AK Steel is required to repurchase notes pursuant to an Offer to Purchase.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Principal Property” means any domestic blast furnace or steel producing facility, or casters that are part of a plant that includes such a facility, in each case located in the United States, having a net book value in excess of 1% of Consolidated Net Tangible Assets at the time of determination.

“Rating Agency” means (1) each of Moody’s and S&P and (2) if either of Moody’s or S&P ceases to rate the notes or fails to make a rating of the notes publicly available for reasons outside of the control of AK Steel, a “nationally recognized statistical rating organization” as defined in Section 3(a)(62) of the Exchange Act, selected by AK Steel (as certified by a resolution of the board of directors of AK Steel) as a replacement agency for Moody’s or S&P, or both, as the case may be.

“Rating Category” means (i) with respect to S&P, any of the following categories: BBB, BB, B, CCC, CC, C and D (or equivalent successor categories); (ii) with respect to Moody’s, any of the following categories:

Baa, Ba, B, Caa, Ca, C and D (or equivalent successor categories); and (iii) the equivalent of any such category of S&P or Moody’s used by another Rating Agency. In determining whether the rating of the notes has decreased by one or more gradations, gradations within Rating Categories (+ and -for S&P; 1, 2 and 3 for Moody’s; or the equivalent gradations for another Rating Agency) shall be taken into account (e.g., with respect to S&P, a decline in a rating from BB+ to BB, as well as from BB- to B+, will constitute a decrease of one gradation).

“Rating Date” means the date that is 60 days prior to the earlier of (i) a Change of Control or (ii) public notice of the occurrence of a Change of Control or of the intention by AK Steel or AK Holding, as applicable, to effect a Change of Control.

“Ratings Event” means the occurrence of the events described in (a) or (b) of this definition on, or within 60 days after the earlier of, (i) the occurrence of a Change of Control or (ii) public notice of the occurrence of a Change of Control or the intention by AK Steel or AK Holding, as applicable, to effect a Change of Control (which period shall be extended so long as the rating of the notes is under publicly announced consideration for a possible downgrade by any of the Rating Agencies): (a) if the notes are rated by both Rating Agencies on the Rating Date as Investment Grade, the rating of the notes shall be reduced so that the notes are rated below Investment Grade by both Rating Agencies, or (b) if the notes are rated below Investment Grade by at least one Rating Agency, the ratings of the notes by both Rating Agencies shall be decreased by one or more gradations (including gradations within Rating Categories, as well as between Rating Categories) and the notes are then rated below Investment Grade by both Rating Agencies.

Notwithstanding the foregoing, a Ratings Event otherwise arising by virtue of a particular reduction in rating shall not be deemed to have occurred in respect of a particular Change of Control (and thus shall not be deemed a Ratings Event for purposes of the definition of Change of Control Repurchase Event hereunder) if the Rating Agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the trustee in writing at its request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control shall have occurred at the time of the Ratings Event).

“Receivables Facility” means one or more receivables financing facilities, as amended, supplemented, modified, extended, renewed, restated or refunded from time to time, the obligations of which are non-recourse (except for customary representations, warranties, covenants and indemnities made in connection with such facilities) to AK Steel or any of its Restricted Subsidiaries (other than a Receivables Subsidiary) pursuant to which AK Steel or any of its Restricted Subsidiaries sells their accounts receivable to either (a) a Person that is not a Restricted Subsidiary or (b) a Receivables Subsidiary that in turn sells its accounts receivable to a Person that is not a Restricted Subsidiary.

“Receivables Subsidiary” means any Subsidiary formed for the purpose of, and that solely engages only in one or more Receivables Facilities or other activities reasonably related thereto.

“Restricted Subsidiary” means any Subsidiary other than an Unrestricted Subsidiary.

“S&P” means Standard & Poor Financial Services LLC, a subsidiary of S&P Global Inc. or its successor.

“Sale and Leaseback Transaction” means any arrangement with any Person providing for the leasing to AK Steel or any Subsidiary of AK Steel of any Principal Property, which Principal Property has been or is to be sold or transferred by AK Steel or any Subsidiary of AK Steel to such Person.

“Secured Notes” means the $380 million outstanding principal amount of 7.50% Secured Notes due 2023 of AK Steel outstanding on the issue date of the notes.

“Significant Subsidiary” means (a) any Restricted Subsidiary of AK Holding that, at the time of determination would be a significant subsidiary of AK Holding pursuant to Rule 1-02 of Regulation S-X as in effect on the Closing Date or (b) any group of Restricted Subsidiaries that, taken together, would be a “Significant Subsidiary” under clause (a) above.

“Subsidiary” means with respect to any specified Person, any corporation of which at least a majority of the outstanding stock having by the terms thereof ordinary voting power for the election of directors of such corporation (irrespective of whether or not at the time stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is, or other entity of which at least a majority of the common equity interests are, at the time directly or indirectly owned by that Person, or by one or more other Subsidiaries of that Person, or by that Person and one or more other Subsidiaries of that Person.

“Subsidiary Guarantor” means each Subsidiary that Guarantees the notes under the Indenture.

“U.S. Government Obligations” means securities that are (1) direct obligations of the United States of America for the payment of which its full faith and credit is pledged or (2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the full and timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof at any time prior to the stated maturity of the notes, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such U.S. Government Obligation or a specific payment of interest on or principal of any such U.S. Government Obligation held by such custodian for the account of the holder of a depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of interest on or principal of the U.S. Government Obligation evidenced by such depository receipt.

“Unrestricted Subsidiary” means (i) any Foreign Subsidiary, (ii) any Receivables Subsidiary and (iii) any Subsidiary of AK Holding created after the Closing Date, at least 10% of the Voting Stock of which is owned by Persons other than AK Holding or a Subsidiary thereof; provided that (a) such Subsidiary does not engage in the business of AK Steel as conducted on the Closing Date (but shall engage in any extension thereof or activities incidental or related thereto) and (b) in the event (1) any such Subsidiary Guarantees Indebtedness of AK Steel in an aggregate amount in excess of $50 million or (2) AK Steel or any of its Subsidiaries (other than an Unrestricted Subsidiary) contributes or otherwise transfers (other than a sale for fair market value) any Principal Property (including shares of stock of a Subsidiary that owns the Principal Property) or the proceeds of any sale of Principal Property to such Subsidiary, in either case such Subsidiary shall cease to be an Unrestricted Subsidiary.

“Voting Stock” means with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors, managers or other voting members of the governing body of such Person.

No Personal Liability of Incorporators, Stockholders, Officers, Directors, or Employees

No recourse for the payment of the principal of, premium, if any, or interest on any of the notes or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of AK Steel in the Indenture, or in any of the notes or because of the creation of any Indebtedness represented thereby, shall be had against any incorporator, stockholder, officer, director, employee or controlling person of AK Steel or of any successor Person thereof. Each Holder, by accepting the notes, waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the notes. Such waiver may not be effective to waive liabilities under the federal securities laws.

Concerning the Trustee

Except during the continuance of an Event of Default, the Trustee need perform only such duties as are specifically set forth in the Indenture. If an Event of Default has occurred and is continuing, the Trustee will use the same degree of care and skill in its exercise of the rights and powers vested in it under the Indenture as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs. The Indenture and provisions of the Trust Indenture Act of 1939, as amended, incorporated by reference therein contain limitations on the rights of the Trustee, should it become a creditor of AK Steel, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest as defined by the Trust Indenture Act of 1939, as amended, it must eliminate such conflict or resign as provided therein.

Book-Entry; Delivery and Form

The notes will be issued in registered, global form in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof (“Global Notes”). The Global Notes will be deposited upon issuance with the Trustee as custodian for The Depository Trust Company (“DTC”) and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.

Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may be exchanged for notes in certificated form. See “—Exchange of Global Notes for Certificated Notes.”

Depository Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. AK Steel takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

DTC has advised AK Steel that DTC is a limited-purpose trust company organized under New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book- entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchasers or affiliates thereof), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised AK Steel that, pursuant to procedures established by it:

(1) upon deposit of the Global Notes, DTC will credit the accounts of the Participants designated by the initial purchasers with portions of the principal amount of the Global Notes; and

(2) ownership of these interests in the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems.

Except as described below, owners of interests in the Global Notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or “Holders” thereof under the Indenture for any purpose.

Payments in respect of the principal of, premium, if any, interest, and additional Interest, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC or its nominee in its capacity as the registered Holder under the Indenture. Under the terms of the Indenture, AK Steel and the Trustee will treat the Persons in whose names the notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving payments and for all other purposes. Consequently, neither AK Steel, the Trustee nor any agent of AK Steel or the Trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records relating to the identity of the Participants to whose accounts the Global Notes are credited or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised AK Steel that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the Trustee or AK Steel. Neither AK Steel nor the Trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the notes, and AK Steel and the Trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee for all purposes.

Transfers between Participants in DTC will be effected in accordance with DTC’s procedures, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Cross-market transfers between the Participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of

Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised AK Steel that it will take any action permitted to be taken by a Holder of notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants have given such direction. However, if there is an event of default under the debt securities, DTC reserves the right to exchange each global security for certificated debt securities, which it will distribute to its participants.

Neither AK Steel nor the Trustee nor any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for Certificated Notes, if:

(1) DTC (a) notifies AK Steel that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act, and in each case AK Steel fails to appoint a successor depositary; or

(2) there has occurred and is continuing an event of default with respect to such notes.

In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Same Day Settlement and Payment

The notes represented by the Global Notes are expected to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. AK Steel expects that secondary trading in any Certificated Notes will also be settled in immediately available funds.

AK Steel expects that, because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised AK Steel that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following discussion summarizes the material U.S. federal income tax consequences to “non-U.S. holders” of ownership and disposition of the notes purchased in this offering, but does not purport to provide a complete analysis of all potential U.S. federal income tax considerations relating thereto.

A “non-U.S. holder” is a beneficial owner of a note that is, for U.S. federal income tax purposes:

•	a non-resident alien individual;

•	a foreign corporation; or

•	a foreign estate or trust.

You are not a non-U.S. holder if you are a nonresident alien individual present in the United States for 183 days or more in the taxable year of disposition, or if you are a former citizen or former resident of the United States, in either of which cases you should consult your tax advisor regarding the U.S. federal income tax consequences of owning or disposing of a note.

If a partnership or other pass-through entity (including an entity or arrangement treated as a partnership or other type of pass-through entity for U.S. federal income tax purposes) owns the notes, the tax treatment of a partner or beneficial owner of the entity may depend upon the status of the partner or owner, the activities of the entity and certain determinations made at the partner or beneficial owner level. Partners and beneficial owners of partnerships or other pass-through entities that own the notes should consult their own tax advisors as to the particular U.S. federal income tax consequences applicable to them.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all in effect as of the date hereof, changes to any of which subsequent to the date of this prospectus supplement may affect the tax consequences described herein. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to non-U.S. holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction. Prospective purchasers should consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of the notes, including the consequences under the laws of any state, local or non-U.S. jurisdiction.

U.S. Federal Withholding Tax

Subject to the discussion below concerning FATCA and backup withholding, U.S. federal withholding tax will not apply to any payment of principal or interest on the notes, provided that in the case of interest:

•	you do not actually (or constructively) own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Code and the Treasury regulations;

•	you are not a controlled foreign corporation that is related, directly or indirectly, to us through stock ownership; and

•	you certify on a properly executed Internal Revenue Service (“IRS”) Form W-8BEN or W-8BEN-E, under penalties of perjury, that you are not a United States person.

Interest payments that are effectively connected with the conduct of a trade or business by you within the United States (and, where an applicable tax treaty so provides, are also attributable to a U.S. permanent establishment maintained by you) are not subject to the U.S. federal withholding tax, but instead are subject to U.S. federal income tax, as described below.

If you cannot satisfy the requirements described above, payments of interest will be subject to a 30% U.S. federal withholding tax unless a tax treaty applies or the interest payments are effectively connected with the conduct of a U.S. trade or business. If a tax treaty applies to you, you may be eligible for a reduction of or exemption from U.S. federal withholding tax. To claim any exemption from or reduction of the 30% withholding tax, you should provide a properly executed IRS Form W-8BEN or W-8BEN-E claiming a reduction of or an exemption from withholding tax under an applicable tax treaty or a properly executed IRS Form W-8ECI stating that such payments are not subject to withholding tax because they are effectively connected with your conduct of a trade or business in the United States.

U.S. Federal Income Tax

Any gain, (which does not include amounts attributable to accrued interest, which are taxable as set forth above) realized on the disposition of a note (including a redemption or retirement) will generally not be subject to U.S. federal income tax unless such gain is effectively connected with your conduct of a trade or business in the United States (and, where an applicable tax treaty so provides, is also attributable to a U.S. permanent establishment maintained by you).

If you are engaged in a trade or business in the United States and interest or gain on the notes is effectively connected with the conduct of such trade or business (and, where an applicable tax treaty so provides, are also attributable to a U.S. permanent establishment maintained by you), you will be subject to U.S. federal income tax (but not U.S. withholding tax, assuming, in the case of interest, a properly executed Form W-8ECI is provided) on such interest or gain on a net income basis at the graduated income tax rates generally applicable to a United States person. In addition, in certain circumstances, if you are a foreign corporation you may be subject to a 30% (or, if a tax treaty applies, such lower rate as provided) branch profits tax.

Backup Withholding and Information Reporting

Generally, the amount of interest paid to you and the amount of tax, if any, withheld with respect to those payments will be reported to the IRS and to you. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable tax treaty or other intergovernmental agreement.

Unless you comply with certification procedures to establish that you are not a United States person, information returns may be filed with the IRS in connection with the proceeds from a sale or other disposition of the notes and you may be subject to backup withholding on payments on the notes or on the proceeds from a sale or other disposition of the notes. The certification procedures required to claim the exemption from withholding tax on interest described above will avoid backup withholding as well.

The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the IRS.

FATCA Withholding Taxes

Provisions commonly referred to as “FATCA” impose withholding of 30% on payments of interest on the notes and, after December 31, 2018, payments of proceeds of sales or redemptions of the notes paid to

“foreign financial institutions” (which is broadly defined for this purpose to include investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by United States persons of interests in or accounts with those entities) have been satisfied, or an exemption applies, which is typically evidenced by delivering of a properly executed IRS Form W-8BEN-E. An intergovernmental agreement between the United States and the entity’s jurisdiction may modify these requirements. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally will be entitled to a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). Prospective investors should consult their tax advisors regarding the effects of FATCA on their investment in the notes.

UNDERWRITING

Wells Fargo Securities, LLC, Deutsche Bank Securities Inc. and Goldman Sachs & Co. LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a firm commitment underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the principal amount of notes set forth opposite its name below.

Underwriter	Principal Amount of Notes
Wells Fargo Securities, LLC	$112,000,000
Deutsche Bank Securities Inc.	37,800,000
Goldman Sachs & Co. LLC	37,800,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	12,600,000
Barclays Capital Inc.	12,600,000
BMO Capital Markets Corp.	12,600,000
Citigroup Global Markets Inc.	12,600,000
Credit Suisse Securities (USA) LLC	12,600,000
KeyBanc Capital Markets Inc.	12,600,000
Citizens Capital Markets, Inc.	2,800,000
Fifth Third Securities, Inc.	2,800,000
ING Financial Markets LLC	2,800,000
PNC Capital Markets LLC	2,800,000
Regions Securities LLC	2,800,000
U.S. Bancorp Investments, Inc.	2,800,000

Total	$280,000,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the notes sold under the underwriting agreement if any of these notes are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

AK Steel, AK Holding, AK Tube, AK Steel Properties and MSC have agreed to indemnify the several underwriters and their controlling persons against certain liabilities in connection with this offering, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. The underwriters may offer and sell notes through certain of their affiliates.

We expect that delivery of the notes will be made against payment thereof on or about August 9, 2017, which will be the fifth business day following the date of this pricing supplement (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the SEC under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes on the date of pricing or the next succeeding business day should consult their own advisor.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the notes to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at such price less a concession not in excess of 1.50% of the principal amount of the notes. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The expenses of the offering, not including the underwriting discount, are estimated at $1.0 million and are payable by us.

New Issue of Notes

The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for inclusion of the notes on any automated dealer quotation system. We have been advised by certain of the underwriters that they presently intend to make a market in the notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected. If the notes are traded, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, our operating performance and financial condition, general economic conditions and other factors.

No Sales of Similar Securities

AK Steel and AK Holding have agreed that they will not, for a period of 30 days after the date of this prospectus supplement, without first obtaining the prior written consent of Wells Fargo Securities, LLC directly or indirectly, issue, sell, offer to contract or grant any option to sell, pledge, transfer or otherwise dispose of, any debt securities or securities exchangeable for or convertible into debt securities, except for the notes sold to the underwriters pursuant to the underwriting agreement.

Short Positions

In connection with the offering, the underwriters may purchase and sell the notes in the open market. These transactions may include short sales and purchases on the open market to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater principal amount of notes than they are required to purchase in the offering. The underwriters must close out any short position by purchasing notes in the open market. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. As a result, the price of the notes may be higher than the price that might otherwise exist in the open market.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

As described in “Use of Proceeds,” we will use the proceeds of this offering to refinance the Company’s 8.375% Senior Notes due 2022. We have retained Wells Fargo Securities, LLC to act as the dealer manager for the Cash Tender Offer of the existing 2022 Notes, and we have agreed to reimburse them for their reasonable out-of-pocket expenses in connection with such Cash Tender Offer.

Additionally, an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated serves as agent, joint-lead arranger and co-book manager under the Credit Facility. An affiliate of Wells Fargo Securities, LLC serves as co-syndication agent, joint-lead arranger and co-book manager under the Credit Facility. Certain of the underwriters or their affiliates are lenders under the Credit Facility. U.S. Bancorp Investments, Inc., one of the underwriters, is an affiliate of the trustee.

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. In addition, one of the members of our Board of Directors, Mr. Michael, is also the Executive Vice President, Head of Wealth and Asset Management of Fifth Third Bank, Greater Cincinnati, an affiliate of one of the underwriters.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Canadian Residents

The notes may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area, no offer of notes which are the subject of the offering has been, or will be made to the public in that Member State, other than under the following exemptions under the Prospectus Directive:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the Representatives for any such offer; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of notes referred to in (A) to (C) above shall result in a requirement for the Company or any Representative to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

This prospectus has been prepared on the basis that any offer of notes in any Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of notes. Accordingly any person making or intending to make an offer in that Relevant Member State of notes which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the Representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the Representatives have authorized, nor do they authorize, the making of any offer of notes in circumstances in which an obligation arises for the Company or the Representatives to publish a prospectus for such offer.

For the purpose of this provision, the expression an “offer of notes to the public” in relation to any notes in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (as amended) and includes any relevant implementing measure in the each Member State.

The above selling restriction is in addition to any other selling restriction set out below.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

This prospectus supplement does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations and the notes will not be listed on the SIX Swiss Exchange. Therefore, this prospectus supplement may not comply with the disclosure standards of the listing rules (including any additional listing rules or prospectus schemes) of the SIX Swiss Exchange. Accordingly, the notes may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors who do not subscribe to the notes with a view to distribution. Any such investors will be individually approached by the underwriters from time to time.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The notes to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the notes offered should conduct their own due diligence on the notes. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the notes may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the notes without disclosure to investors under Chapter 6D of the Corporations Act.

The notes applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring notes must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The securities have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the securities has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of Non-CIS Securities may not be circulated or distributed, nor may the Non-CIS Securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Non-CIS Securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Non-CIS Securities pursuant to an offer made under Section 275 of the SFA except:

(c) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(d) where no consideration is or will be given for the transfer;

(e) where the transfer is by operation of law;

(f) as specified in Section 276(7) of the SFA; or

(g) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

LEGAL MATTERS

Weil, Gotshal & Manges LLP, New York, New York will pass upon the validity of the securities on our behalf. Certain legal matters will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2016, and the effectiveness of our internal control over financial reporting as of December 31, 2016, as set forth in their reports, which are incorporated by reference in this prospectus supplement and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act and, in accordance with these requirements, we file reports and other information relating to our business, financial condition and other matters with the SEC. We are required to disclose in such reports certain information, as of particular dates, concerning our operating results and financial condition, officers and directors, principal holders of shares, any material interests of such persons in transactions with us and other matters. Our filed reports, proxy statements and other information can be inspected and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

The SEC also maintains a website that contains reports and other information regarding registrants that file electronically with the SEC. The address of such site is: www.sec.gov. Reports, proxy statements and other information concerning our business may also be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, NY 10005.

Our Internet website is www.aksteel.com. We make available free of charge on our website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, reports filed pursuant to Section 16 and amendments to those reports as soon as reasonably practicable after such materials are electronically filed or furnished to the SEC. Other than any documents expressly incorporated by reference, the information on our website and any other website that is referred to in this prospectus is not part of this prospectus.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring to that information. We hereby “incorporate by reference” the documents listed below. The information that we file later with the SEC will automatically update and in some cases supersede the information in this prospectus and the documents listed below.

•	AK Holding’s Annual Report on Form 10-K for the year ended December 31, 2016;

•	AK Holding’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2017 and June 30, 2017;

•	AK Holding’s Definitive Proxy Statement on Schedule 14A filed on April 10, 2017, but only to the extent that such information was incorporated by reference into AK Holding’s Annual Report on Form 10-K for the year ended December 31, 2016;

•	AK Holding’s Current Reports on Form 8-K filed on January 20, 2017, March 16, 2017, March 17, 2017, two reports dated March 23, 2017, May 26, 2017, October 26, 2016 as amended by an amendment on Form 8-K/A filed on May 26, 2017, June 1, 2017, and July 7, 2017; and

•	any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of this offering; provided that this prospectus does not and will not incorporate any information that we may furnish to the SEC under Item 2.02 or Item 7.01 (including any financial statements or exhibits relating thereto furnished pursuant to Item 9.01 of Form 8-K) unless specifically provided in such Form 8-K.

Upon your oral or written request, we will provide you with a copy of any of these filings at no cost. Requests should be directed to Secretary, AK Steel Holding Corporation, 9227 Centre Pointe Drive, West Chester, Ohio 45069, Telephone No. (513) 425-5000.

PROSPECTUS

AK STEEL CORPORATION

SECURED DEBT SECURITIES

DEBT SECURITIES

AK STEEL HOLDING CORPORATION

COMMON STOCK

PREFERRED STOCK

GUARANTEES

WARRANTS

SHARE PURCHASE CONTRACTS

UNITS

AK TUBE LLC

GUARANTEES

AK STEEL PROPERTIES, INC.

GUARANTEES

MOUNTAIN STATE CARBON, LLC

GUARANTEES

AK Steel Corporation (“AK Steel”) may from time to time offer to sell its secured or unsecured debt securities, which may be fully and unconditionally guaranteed by any of AK Steel Holding Corporation (“AK Holding”), the parent of AK Steel, AK Tube LLC (“AK Tube”) and a 100%-owned subsidiary of AK Steel, AK Steel Properties, Inc. (“AK Properties”) and Mountain State Carbon, LLC (“MSC” and together with AK Tube and AK Properties, the “Additional Guarantors”). Such debt securities may be convertible or exchangeable for or exercisable into shares of common stock or preferred stock of AK Holding.

AK Holding may from time to time offer to sell shares of its common stock or preferred stock, or warrants, share purchase contracts or units. AK Holding’s common stock is listed on the New York Stock Exchange and trades under the ticker symbol “AKS.”

AK Steel, AK Holding, AK Tube, AK Properties and MSC may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. AK Steel, AK Holding, AK Tube, AK Properties and MSC will provide the specific plan of distribution for any securities to be offered in supplements to this prospectus. AK Steel, AK Holding, AK Tube, AK Properties and MSC will provide specific terms of any securities to be offered in supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest.

The principal executive offices of AK Steel, AK Holding, AK Tube, AK Properties and MSC are located at 9227 Centre Pointe Drive, West Chester, Ohio, 45069, and their telephone number at that address is (513) 425-5000.

Investing in the securities involves risks. See “Risk Factors” on page 3 of this prospectus, in any applicable prospectus supplement and in the documents incorporated by reference in this prospectus or any applicable prospectus supplement to read about factors you should consider before investing in the securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus may not be used to sell securities unless accompanied by a prospectus supplement that contains a description of those securities.

The date of this prospectus is March 16, 2017

ABOUT THIS PROSPECTUS

This prospectus is part of an automatic shelf registration statement on Form S-3 that we have filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933 (the “Securities Act”). By using a shelf registration statement, we may sell, at any time and from time to time, in one or more offerings, the securities described in this prospectus. As allowed by the SEC rules, this prospectus does not contain all of the information included in the registration statement. For further information, we refer you to the registration statement, including its exhibits and documents incorporated by reference. Statements contained in this prospectus about the provisions or contents of any agreement or other document are not necessarily complete. If the SEC’s rules and regulations require that an agreement or document be filed as an exhibit to the registration statement, please see that agreement or document for a complete description of these matters.

You should read this prospectus, any prospectus supplement and any free writing prospectus, including in each case any information incorporated by reference herein or therein, together with any additional information you may need to make your investment decision. You should also read and carefully consider the information in the documents we have referred you to in “Where You Can Find More Information” below. Information incorporated by reference after the date of this prospectus is considered a part of this prospectus and may add, update or change information contained in this prospectus. Any information in such subsequent filings that is inconsistent with this prospectus will supersede the information in this prospectus and any earlier prospectus supplement.

We have not authorized anyone else to provide you with other information. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus, any prospectus supplement, any free writing prospectus or any document incorporated herein by reference is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date.

Unless otherwise stated, or the context otherwise requires, references in this prospectus to “we,” “us” and “our” are to AK Holding and its consolidated subsidiaries, including AK Steel, AK Tube, AK Properties and MSC.

WHERE YOU CAN FIND MORE INFORMATION

AK Holding is subject to the informational requirements of the Securities Exchange Act of 1934 (the “Exchange Act”) and, in accordance with these requirements, AK Holding files reports and other information relating to its business, financial condition and other matters with the SEC. AK Holding is required to disclose in such reports certain information, as of particular dates, concerning its operating results and financial condition, officers and directors, principal holders of shares, any material interests of such persons in transactions with us and other matters. AK Holding’s filed reports, proxy statements and other information can be inspected and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

The SEC also maintains a website that contains reports and other information regarding registrants that file electronically with the SEC. The address of such site is: www.sec.gov. Reports, proxy statements and other information concerning AK Holding’s business may also be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, NY 10005.

Our Internet website is www.aksteel.com. We make available free of charge on our website AK Holding’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, reports filed pursuant to Section 16 and amendments to those reports as soon as reasonably practicable after such materials are electronically filed with or furnished to the SEC. Other than any documents expressly incorporated by reference, the information on our website and any other website that is referred to in this prospectus is not part of this prospectus.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring to that information. We hereby “incorporate by reference” the documents listed below. The information that we file later with the SEC will automatically update and in some cases supersede the information in this prospectus and the documents listed below.

•	AK Holding’s Annual Report on Form 10-K for the year ended December 31, 2016;

•	AK Holding’s Definitive Proxy Statement on Schedule 14A filed on April 11, 2016, but only to the extent that such information was incorporated by reference into AK Holding’s Annual Report on Form 10-K for the year ended December 31, 2015;

•	AK Holding’s Current Report on Form 8-K filed on January 20, 2017; and

•	future filings made by AK Holding and AK Steel with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus; provided that this prospectus does not and will not incorporate any information that we may furnish to the SEC under Item 2.02 or Item 7.01 (including any financial statements or exhibits relating thereto furnished pursuant to Item 9.01) of Form 8-K unless specifically provided in such Form 8-K.

Upon your oral or written request, we will provide you with a copy of any of these filings at no cost. Requests should be directed to Secretary, AK Steel Holding Corporation, 9227 Centre Pointe Drive, West Chester, Ohio 45069, Telephone No. (513) 425-5000.

BUSINESS

Our primary operations include eight steelmaking and finishing plants, two coke plants and two tube manufacturing plants across six states—Indiana, Kentucky, Michigan, Ohio, Pennsylvania and West Virginia—and a tube manufacturing plant in Mexico. These operations produce flat-rolled carbon steels, specialty stainless and electrical steels that we sell in sheet and strip form, as well as carbon and stainless steel that we finish into welded steel tubing. We sell these products to our customers in three markets: (i) automotive; (ii) infrastructure and manufacturing; and (iii) distributors and converters markets. We sell carbon steel products principally to North American customers and electrical and stainless steel products both domestically and internationally. We also produce carbon and stainless steel that we finish into welded steel tubing used in the automotive, large truck, industrial and construction markets. In addition, we operate Mexican and European trading companies that buy and sell steel and steel products and other materials.

We sell flat-rolled carbon steel products, consisting of premium-quality coated, cold-rolled, and hot-rolled carbon steel products, primarily to automotive manufacturers and their suppliers, as well as to customers in the infrastructure and manufacturing market. The infrastructure and manufacturing market primarily includes electrical transmission, heating, ventilation and air conditioning equipment, and appliances. We also sell carbon steel products to distributors, service centers and converters, who may further process these products before reselling them. We sell our stainless steel products to manufacturers and their suppliers in the automotive industry, to manufacturers of food handling, chemical processing, pollution control, medical and health equipment, and to distributors and service centers. We sell our electrical steel products in the infrastructure and manufacturing market, primarily to manufacturers of power transmission and distribution transformers, both for new and replacement installation. We also sell electrical steel products to manufacturers of electrical motors and generators. We sell our carbon steel products principally to customers in the United States. We sell our electrical and stainless steel products both domestically and internationally. Our customer base is geographically diverse and there is no single country outside the United States where our sales are material compared to our total net sales.

The registered and principal executive offices of AK Holding and AK Steel are located at 9227 Centre Pointe Drive, West Chester, Ohio 45069, and their telephone number at that address is (513) 425-5000. For administrative convenience, each of the Additional Guarantors utilizes the offices of AK Holding and AK Steel as their principal executive offices.

RISK FACTORS

Investing in our securities involves risks. Before deciding to purchase any of our securities, you should carefully consider the discussion of risks and uncertainties included in any prospectus supplement or free writing prospectus and under “Item 1A—Risk Factors” in AK Holding’s Annual Report on Form 10-K for the year ended December 31, 2016, which is incorporated by reference in this prospectus, and under similar headings in AK Holding’s subsequently filed quarterly reports on Form 10-Q and annual reports on Form 10-K, as well as the other risks and uncertainties described in any other documents incorporated by reference in this prospectus or in any applicable prospectus supplement or free writing prospectus. See the section entitled “Where You Can Find More Information” in this prospectus. The risks and uncertainties discussed in the documents incorporated by reference in this prospectus are those we currently believe may materially affect us. Additional risks and uncertainties not presently known to us or that we currently believe are immaterial also may materially and adversely affect our business, financial condition and results of operations.

FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this prospectus and the documents that are incorporated by reference herein that are based on our management’s beliefs and assumptions and on information available to our management at the time such statements were made. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, potential growth opportunities, potential operating performance improvements, the effects of competition and the effects of future legislation or regulations. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “plan,” “intend,” “anticipate,” “estimate,” “predict,” “potential,” “continue,” “may,” “should” or the negative of these terms or similar expressions.

Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in our forward-looking statements. You should not rely on any forward-looking statements. Factors that could cause our actual results to differ materially from the results contemplated by such forward-looking statements include:

•	reduced selling prices, shipments and profits associated with a highly competitive and cyclical industry;

•	domestic and global steel overcapacity;

•	changes in the cost of raw materials and energy;

•	our significant amount of debt and other obligations;

•	severe financial hardship or bankruptcy of one or more of our major customers or key suppliers;

•	our significant proportion of sales to the automotive market;

•	reduced demand in key product markets due to competition from aluminum or other alternatives to steel;

•	excess inventory of raw materials;

•	supply chain disruptions or poor quality of raw materials;

•	production disruption or reduced production levels;

•	our healthcare obligations;

•	our pension obligations;

•	not reaching new labor agreements on a timely basis;

•	major litigation, arbitrations, environmental issues and other contingencies;

•	regulatory compliance and changes;

•	climate change and greenhouse gas emission limitations;

•	conditions in the financial, credit, capital and banking markets;

•	our use of derivative contracts to hedge commodity pricing volatility;

•	potential permanent idling of facilities;

•	inability to fully realize benefits of margin enhancement initiatives; and

•	information technology security threats and cybercrime.

The risk factors discussed under “Risk Factors” in this prospectus, any prospectus supplement, any free writing prospectus and under “Item 1A.—Risk Factors” in AK Holding’s Annual Report on Form 10-K for the year ended December 31, 2016 and under similar headings in AK Holding’s subsequently filed quarterly reports on Form 10-Q and annual reports on Form 10-K, as well as the other risks and uncertainties described in the other documents incorporated by reference into this prospectus, in any applicable prospectus supplement or any applicable free writing prospectus, could cause our results to differ materially from those expressed in forward-looking statements. There may be other risks and uncertainties that we are unable to predict at this time or that we currently do not expect to have a material adverse effect on our business. We expressly disclaim any obligation to update our forward-looking statements other than as required by law.

USE OF PROCEEDS

Unless otherwise stated in the prospectus supplement accompanying this prospectus or any applicable free writing prospectus, we will use the net proceeds from the sale of any common stock, preferred stock, debt securities, warrants, share purchase contracts or units that may be offered hereby for general corporate purposes. Such general corporate purposes may include, but are not limited to, reducing or refinancing our indebtedness or the indebtedness of our subsidiaries, financing possible acquisitions and redeeming outstanding securities. The prospectus supplement relating to an offering will contain a more detailed description of the use of proceeds of any specific offering of securities.

RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED CHARGES

The table below sets forth the consolidated ratio of earnings to fixed charges and of earnings to combined fixed charges of AK Holding and its subsidiaries on a consolidated basis for each of the periods indicated.

	Year ended December 31,
	2016	2015	2014	2013	2012
Ratio of earnings to fixed charges (a)	NM	NM	NM	NM	NM
Ratio of earnings to combined fixed charges (b)	NM	NM	NM	NM	NM

(a)	For the years ended December 31, 2016, 2015, 2014, 2013 and 2012, earnings were less than fixed charges by $6.3 million, $420.3 million, $74.1 million, $39.9 million and $252.1 million, respectively.
(b)	For the years ended December 31, 2016, 2015, 2014, 2013 and 2012, earnings were less than combined fixed charges by $6.3 million, $420.3 million, $74.1 million, $39.9 million and $252.1 million, respectively.

For purposes of calculating each of the consolidated ratios above, earnings have been based on income before income taxes and fixed charges (exclusive of interest capitalized). Fixed charges consist of interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness, and an estimate of the interest within rental expense.

DESCRIPTION OF SECURITIES

We will set forth in the applicable prospectus supplement a description of the common stock, preferred stock, secured or unsecured debt securities, warrants, share purchase contracts, units and/or guarantees that may be offered under this prospectus.

PLAN OF DISTRIBUTION

We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. We will provide the specific plan of distribution for any securities to be offered in supplements to this prospectus.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, the validity of the securities offered hereby will be passed upon by Weil, Gotshal & Manges LLP.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2016, and the effectiveness of our internal controls over financial reporting as of December 31, 2016, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

$280,000,000

AK Steel Corporation

6.375% Senior Notes due 2025

PROSPECTUS    SUPPLEMENT

Wells Fargo Securities

Deutsche Bank Securities

Goldman Sachs & Co. LLC

BofA Merrill Lynch

Barclays

BMO Capital Markets

Citigroup

Credit Suisse

KeyBanc Capital Markets

Citizens Capital Markets

Fifth Third Securities

ING

PNC Capital Markets LLC

Regions Securities LLC

US Bancorp

August 2, 2017